Exhibit 2.1

PORTIONS OF INFORMATION CONTAINED IN THIS AGREEMENT HAVE BEEN

EXCLUDED FROM THIS AGREEMENT BECAUSE THEY ARE BOTH NOT MATERIAL AND

THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

EXCLUDED INFORMATION IS MARKED AS [* * *] BELOW

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of September 5, 2023, by and among John B. Sanfilippo & Son, Inc., a Delaware corporation (“Buyer”), TreeHouse Foods, Inc., a Delaware corporation (“TreeHouse”), Bay Valley Foods, LLC, a Delaware limited liability company (“Bay Valley Foods”), and TreeHouse Private Brands, Inc., a Missouri corporation (formerly known as Ralcorp Holdings, Inc.) (“TreeHouse Private Brands” and, together with TreeHouse and Bay Valley Foods, the “Sellers” and each, a “Seller”). Buyer and Sellers are referred to collectively herein as the “Parties” and individually as a “Party.”

RECITALS

A. Sellers are engaged in the business of manufacturing, packaging and selling snack bars (including a granola manufacturing line for use therein located at the Bars Facility) through its snack bars business (the “Bars Business”).

B. Buyer wishes to purchase from Sellers, and Sellers wish to sell to Buyer, the assets used primarily in the operation of the Bars Business, and Sellers desire to assign to Buyer, and Buyer desires to assume from Sellers, certain specified liabilities of Sellers related to the Bars Business, upon and subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, the Parties hereby agree as follows:

ARTICLE 1

Definitions

1.1 Definitions. Certain terms used in this Agreement shall have the meanings set forth in Article 9, or elsewhere herein as indicated in Article 9.

1.2 Accounting Terms. Accounting terms used in this Agreement and not otherwise defined herein shall have the meanings attributed to them under GAAP, except as may otherwise be specified herein.

ARTICLE 2

Purchase and Sale

2.1 Purchase and Sale.

2.1.1 Acquired Assets. Subject to the terms and conditions of this Agreement, at the Closing, Seller hereby sells, assigns, transfers, conveys, and delivers to Buyer, and Buyer hereby purchases, acquires and accepts from Sellers, free and clear of all Liens (other than Permitted Liens), all of their respective rights, title and interests in and to the following assets, properties, rights and claims that are used or held for use primarily in the manufacture of the Seller Products or in the operation of the Bars Business (other than the Excluded Assets) (collectively, the “Acquired Assets”):

(a) Equipment. All equipment, machinery, rolling parts, spare parts, instruments, accessories, supplies, tools, and other tangible personal property (for the avoidance of doubt, including IT related equipment) that are used or held for use primarily in the manufacture of the Seller Products or in the operation of the Bars Business, including all of the preceding (x) located at the Bars Facility or (y) set forth on Schedule 2.1.1(a) (collectively, the “Fixed Assets”);

(b) Bars Inventory. All raw materials, work in progress, supplies, compliant packaging, saleable finished goods inventory, and other inventories used or held for use in the Bars Business, whether located at the Bars Facility or any other facility of any Seller or any of their respective Affiliates or at any third party facility (collectively, the “Bars Inventory”);

(c) Intellectual Property; Recipes and Formulas. All product formulas, specifications, flavorings, recipes, manuals and guides, and all packaging designs, fonts, images, labels, proofs and printing plates, in each case whether in any Seller’s possession or in the possession of its packaging suppliers or other vendors, that are used by Sellers or any Seller to manufacture or produce the Seller Products and all other Intellectual Property that is set forth on Schedule 2.1.1(c) (collectively, the “Intellectual Property Assets”);

(d) Assumed Contracts. The Contracts to which any Seller is a party that are set forth on Schedule 2.1.1(d) plus any Closing Date Purchase Orders as set forth in the notice from Sellers contemplated by Section 5.1(j) (collectively, the “Assumed Contracts”);

(e) Prepaid Assets. All prepaid assets and other similar items, including prepaid expenses, security deposits, deferred charges, advance payments and other prepaid items, in each case primarily related to the Bars Business, including as set forth on Schedule 2.1.1.(e), but subject to any prorations set forth in the Real Property Purchase Agreement;

(f) Customer Deposits. All prepaid deposits of any customers of the Bars Business, including as set forth on Schedule 2.1.1(f);

(g) Warranties. All of the rights of each Seller in, to and under third party warranties, representations, indemnities, guarantees, and similar rights extended by suppliers, vendors, contractors, manufacturers and licensors that are part of or related to any of the Acquired Assets (including as contained in the Assumed Contracts), the Bars Business or the Assumed Liabilities;

(h) Real Property. The Bars Facility;

(i) Books and Records. Other than the Excluded Records, originals, and where not available, copies of all of each Seller’s books and records primarily related to the Bars Business, the Acquired Assets or the Assumed Liabilities, including, but not limited to, financial and accounting records, equipment and maintenance files, customer purchasing history, supplier lists exclusively related to the Bars Business, production data, quality control records and procedures, customer complaint and inquiry files, strategic plans, marketing and promotional surveys, research material, tangible data (including all correspondence with any Governmental Authority), maintenance and operations documents for the manufacturing lines, Tax Returns (other than income and similar Tax Returns), invoices, customer lists, vendor lists, service provider lists, sales and sales promotional data (including terms and conditions of sales and pricing policies), advertising materials, credit information, cost and pricing information, customer and supplier lists and reference catalogs, in each case whether in written or electronic form;

(j) Permits. All Permits, including Environmental Permits, which are held by any Seller and set forth on Schedule 3.9.1, to the extent transferable by Law;

(k) Claims. Except for any claims arising under insurance policies of Sellers, all rights to any Actions of any nature available to or being pursued by any Seller to the extent primarily related to the Bars Business, the Acquired Assets (including under the Assumed Contracts) or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;

(l) Goodwill. Any and all goodwill and going concern value associated with the Bars Business or the Acquired Assets.

2.1.2 Excluded Assets. Other than the Acquired Assets, Buyer is not purchasing or acquiring, and Sellers are not selling or assigning, any of Sellers’ other assets, properties, rights or claims, and all such other assets, properties, rights and claims shall be excluded from the Acquired Assets and shall not be sold, assigned, transferred, conveyed or delivered by Sellers to Buyer hereunder (collectively, the “Excluded Assets”). Excluded Assets include, without limitation, the following:

(a) Cash; Bank Accounts. All cash, cash equivalents, marketable securities and similar investments, bank accounts, lockboxes and deposits of Sellers;

(b) Accounts Receivable. All accounts receivable and all notes, bonds and other evidences of indebtedness in favor of Sellers and rights to receive payments arising out of sales and services rendered, including any rights of Sellers with respect to any third party collection procedures or any other actions or proceedings which have been commenced in connection therewith, together with the proceeds in respect of any of the foregoing;

(c) Excluded Contracts. All Contracts to which any Seller is a party that are not Assumed Contracts;

(d) Intellectual Property. All Intellectual Property of Sellers other than the Intellectual Property Assets;

(e) Real Property. All real property owned or leased by any Seller, other than the Bars Facility and all buildings and other structures, facilities or improvements located thereon;

(f) Insurance Policies. All insurance policies of Sellers and all claims and rights of Sellers under such insurance policies;

(g) Tax Refunds. All Tax assets, including claims for refunds of, and credits against Taxes and other charges levied by Governmental Authorities;

(h) Seller Plans. All rights and interest in and under the Seller Plans;

(i) Transaction Documents. All rights of Sellers under this Agreement, the other agreements and instruments executed and delivered in connection with this Agreement, and the transactions contemplated hereby or thereby; and

(j) Excluded Records. Sellers’ minute books, equity records, income and similar Tax Returns, and personnel records and other records relating to its employees that Sellers are required by applicable Law to retain in their possession (collectively, the “Excluded Records”).

2.1.3 Assumed Liabilities. Buyer hereby assumes and agrees to pay, perform and discharge when due only the following Liabilities of Sellers primarily related to the Bars Business (the “Assumed Liabilities”), but specifically excluding the Retained Liabilities:

(a) Assumed Contracts. The performance or payment obligations arising after the Closing under the Assumed Contracts to the extent (i) such performance or payment obligations accrue, relate to and are to be performed solely after the Closing, (ii) such performance or payment obligations are not related to a breach of an Assumed Contract that occurred prior to the Closing, and (iii) the corresponding benefits of such Assumed Contracts are validly assigned to and received by Buyer.

2.1.4 Retained Liabilities. Notwithstanding anything in this Agreement to the contrary, except for the Assumed Liabilities, Buyer is not assuming and will not become responsible for any Liabilities of any Seller, whether or not related to the Bars Business (the Liabilities being retained by Sellers are hereinafter collectively referred to as the “Retained Liabilities”). Sellers will remain liable for all of the Retained Liabilities. Without limiting the generality of the foregoing, the Retained Liabilities shall include, but not be limited to, the following:

(a) any Liabilities of any Seller arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the other Transactions and the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers and others;

(b) any Liability for (i) Taxes relating to the Bars Business, the Acquired Assets or the Assumed Liabilities, in each case, relating to any Tax period (or portion thereof) ending on or before the Closing Date; (ii) Taxes that are the responsibility of Sellers under this Agreement, including Sellers’ share of any Transfer Taxes; or (iii) Taxes of Sellers of any kind or description and for any Tax period that becomes or may become a Liability of Buyer, whether under any common law doctrine of de facto merger or transferee or successor liability or otherwise by operation of contract or Law, including any income or similar Taxes arising out of the consummation of the transactions contemplated hereby;

(c) any Liabilities of any Seller relating to or arising out of the Excluded Assets;

(d) any Liabilities of any Seller in respect of any Action (pending, threatened or otherwise) arising out of or relating to the operation of the Bars Business, the Seller Products or the use of the Acquired Assets to the extent such Action relates to such operation or use prior to the Closing, including, for the avoidance of doubt, any claims for indemnification (by any customer or other contract party) under any Assumed Contracts arising out of or relating to the operation of the Bars Business prior to the Closing;

(e) any product Liability or similar claim for injury to a Person or property which arises out of or is based upon any express or implied representation, warranty, agreement or guaranty made (or with respect to any Seller Product, sold) by any Seller prior to Closing, or by reason of the improper performance or malfunctioning of a product, improper design or manufacture, failure to adequately package, label or warn of hazards or other related product defects of any products made or sold by any Seller, or any service performed by any Seller;

(f) any recall, withdrawal, design defect, or warranty or similar claims with respect to any Seller Product manufactured, marketed or sold by any Seller prior to Closing, or any service performed by any Seller prior to Closing;

(g) any Liabilities of any Seller arising under or in connection with any Seller Plan;

(h) any Liabilities of any Seller arising under or in connection with an injury to a current or former employee, or third party, reported or unreported, occurring prior to the Closing, whether or not covered by any applicable Seller insurance policy;

(i) any Liabilities related to claims or events occurring prior to Closing with respect to any current or former employee, partner, officer, retiree, consultant, independent contractor or other third party (including all eligible beneficiaries) of any Seller, including with respect to any employment agreement or arrangement, offer letter, background check, drug test, Seller Plan, fringe benefit plan, retention bonus, change in control bonus, wage and hour claims, workers’ compensation, benefits, disability, equity based plan, vacation, paid time off, severance, compensation, remuneration, wages, bonuses or other incentives, term or condition of employment, or under the Fair Labor Standards Act, the WARN Act or similar state Laws, the Health Insurance Portability and Accountability Act or COBRA;

(j) any environmental Claims, or Liabilities under Environmental Laws, arising out of or relating to the operation of the Bars Business, the Acquired Assets or the Excluded Assets prior to Closing or arising out of any actions or omissions of any Seller;

(k) any accounts payable of any Seller, whether included in the most recent balance sheet of any Seller, arising from the operation of the Bars Business prior to Closing or otherwise;

(l) any refunds, rebates, promotional allowances, volume incentives, rights of recovery (including those that arise from customer audit rights), rights of set-off or any other rights of recoupment owed by any Seller (or for which a contractual obligation of any Seller exists) to a third party as of Closing or with respect to the period before the Closing, including (for the avoidance of doubt) customer, vendor and supplier rights against any Seller;

(m) any Liabilities of any Seller relating to or arising from unfulfilled commitments, purchase orders, customer orders or work, other than in respect of the Assumed Contracts as of the Closing;

(n) any Liabilities under any Contracts (including the Assumed Contracts) related to the pre-Closing period, including any Liabilities for any pre-Closing breach of contract or other pre-Closing payment or performance obligations;

(o) any Liabilities to indemnify, reimburse or advance amounts to any present or former partner, officer, employee or agent of any Seller (including with respect to any breach of fiduciary obligations by same) arising prior to Closing;

(p) any Indebtedness of any Seller or any other Liabilities associated with debt, loans or credit facilities of any Seller and/or with respect to the Bars Business as of Closing owing to any third person; and

(q) any Liabilities arising out of or in respect of the failure by any Seller to comply with any Law or order from a Governmental Agency.

2.1.5 Third Party-Consents. As promptly as practicable after the date hereof, the respective Seller will give all required notices to any third parties and will use commercially reasonable efforts to obtain the consents, novations or waivers (prior to the Closing) set forth on Schedule 2.1.5. Notwithstanding anything contained herein to the contrary, this Agreement shall not constitute an assignment of any Contract if such assignment would be a breach thereof without the counterparty’s consent. Sellers and Buyer shall use reasonable efforts following the Closing to obtain all consents, novations, and waivers set forth on Schedule 2.1.5 to the extent not obtained prior to Closing, and from and after the Closing Date, Sellers and Buyer shall cooperate in any reasonable arrangement designed to provide for Buyer the benefits intended to be assigned to Buyer under such Contract, provided, however, that neither Sellers nor Buyer shall not be required to incur out-of-pocket expenses or agree to any monetary obligations or non-monetary commitments in connection with the foregoing. In the case of Assumed Contracts included in the Acquired Assets, if such consents, novations or waivers are not obtained on or prior to the Closing Date, or if an attempted assignment would be ineffective, until such consent, novation or waiver is obtained, Sellers shall use commercially reasonable efforts to (i) provide to Buyer the benefits of each such Assumed Contract, (ii) cooperate in any reasonable and lawful arrangement designed to provide such benefits to Buyer and (iii) enforce, at the request and expense of Buyer and for the account of Buyer, any rights of any Seller arising from any such Assumed Contract; and Sellers will promptly pay to Buyer when received all monies received by any Seller under such Assumed Contract, except for any monies received under any such Assumed Contract that would constitute an Excluded Asset. To the extent Buyer is provided the benefit of any such Assumed Contract, Buyer will perform or discharge, on behalf of the applicable Seller, such Seller’s obligations and liabilities under each such Assumed Contract in accordance with the provisions thereof except for any obligations and liabilities under any such Assumed Contract that constitute a Retained Liability. Once a necessary consent, novation or waiver is obtained, the applicable Assumed Contract will be deemed to have been automatically transferred to Buyer on the terms set forth in this Agreement with respect to the other Assumed Contracts transferred and assumed at the Closing, and consistent with the foregoing, the obligations pursuant to the applicable Assumed Contract will be deemed to be Assumed Liabilities, and the rights pursuant to the applicable Assumed Contract will be deemed to be Acquired Assets.

2.2 Purchase Price; Closing Payment; Funds Flow. The aggregate purchase price for the Acquired Assets shall be an amount equal to (a) $24,200,000 (the “Base Purchase Price”) plus (b) the Closing Date Inventory Amount (the “Purchase Price”). No later than one (1) Business Day prior to the Closing, Sellers shall deliver to Buyer a flow of funds statement in a form to be mutually agreed between the parties prior to such delivery (the “Flow of Funds”), which statement shall set forth the payment to be made by Buyer to each Seller at Closing, which payment shall be an amount equal to (i) the Base Purchase Price plus (ii) the Estimated Closing Date Inventory Amount (the “Closing Payment”).

2.3 Estimated Closing Date Inventory Amount. At least two (2) Business Days before the Closing, Sellers shall prepare and deliver, or cause to be prepared and delivered, to Buyer a statement setting forth their good faith estimate of the Closing Date Inventory Amount (the “Estimated Closing Date Inventory Amount”), which statement shall be prepared in accordance with the Inventory Methodology, as defined in Section 2.4.1 below, and shall contain reasonably detailed information as to each type of Bars Inventory, the amount of such Bars Inventory and cost of such Bars Inventory.

2.4 Post-Closing Inventory Adjustment.

2.4.1 On the Closing Date, or within ten (10) Business Days thereafter, Buyer shall have the right to commence and take, at its election, a physical count and inspection of all or any portion of the Bars Inventory. Sellers shall cooperate with such Bars Inventory count and inspection (including by granting access to those portions of the Bars Facility or any other facilities of Sellers or their Affiliates or the facilities of third parties) as reasonably requested by Buyer. The Bars Inventory shall be determined, and such Bars Inventory count and examination shall be taken, in accordance with the policies, rules and procedures set forth on Exhibit A hereto (“Inventory Methodology”). Within thirty (30) days after the Closing Date, Buyer shall prepare, or cause to be prepared, and deliver, or cause to be delivered, to Sellers a statement setting forth its calculation of the Closing Date Inventory Amount, based upon and consistent with the Bars Inventory count and examination taken pursuant to this Section 2.4.1, which statement shall include reasonably detailed information as to each type of inventory included in the Bars Inventory and the amount of such Bars Inventory as of the Closing (the “Closing Date Inventory Statement”). The Closing Date Inventory Statement shall be prepared consistent with the Inventory Methodology.

2.4.2 The “Post-Closing Inventory Adjustment” shall be an amount equal to the Closing Date Inventory Amount as set forth in the Closing Date Inventory Statement minus the Estimated Closing Date Inventory Amount, as finally determined pursuant to this Agreement. If the Post-Closing Inventory Adjustment is a positive number, Buyer shall pay to Sellers an amount equal to the Post-Closing Inventory Adjustment. If the Post-Closing Inventory Adjustment is a negative number, Sellers shall pay to Buyer an amount equal to the absolute value of the Post-Closing Inventory Adjustment. Notwithstanding the foregoing, if the Post-Closing Inventory Adjustment is equal to or less than $[* * *] as determined above, in either direction, then the Post-Closing Inventory Adjustment shall be deemed to be zero and no payment shall be made by either Buyer or Sellers to the other party with respect to the Post-Closing Inventory Adjustment.

2.4.3 Examination and Review. After receipt of the Closing Date Inventory Statement, Sellers shall have thirty (30) days (the “Review Period”) to review the Closing Date Inventory Statement. On or prior to the last day of the Review Period, Sellers may object to the Closing Date Inventory Statement by delivering to Buyer a written statement setting forth their objections in reasonable detail, indicating each disputed item or amount and the basis for its disagreement therewith (the “Statement of Objections”). If Sellers fail to deliver the Statement of Objections before the expiration of the Review Period, the Closing Date Inventory Statement and the Post-Closing Inventory Adjustment reflected in the Closing Date Inventory Statement shall be deemed to have been accepted by Sellers. If Sellers deliver the Statement of Objections before the expiration of the Review Period, Buyer and Sellers shall negotiate in good faith to resolve such objections within fifteen (15) days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Post-Closing Inventory Adjustment and the Closing Date Inventory Statement, with such changes as may have been previously agreed in writing by Buyer and Sellers, shall be final and binding.

2.4.4 Dispute Resolution. If Sellers and Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to the office of a mutually agreed and impartial nationally recognized firm of independent certified public accountants (the “Independent Accountant”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Inventory Adjustment. Buyer and Sellers agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by the Parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Date Inventory Statement and the Statement of Objections, respectively. The Independent Accountant shall make a determination as soon as practicable after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Date Inventory Statement and the Post-Closing Inventory Adjustment (if any) shall be conclusive and binding upon the Parties, absent manifest error. For purposes of complying with the terms set forth in Section 2.4, each Party shall cooperate with and make available to the other Parties, their respective representatives, and the Independent Accountant, all information, records, data and working papers, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Closing Date Inventory Statement and the resolution of any disputes thereunder. No Party shall have any ex parte communications with the Independent Accountants. The fees and expenses of the Independent Accountant shall be paid by Sellers, on the one hand, and by Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to Sellers or Buyer, respectively, bears to the aggregate amount actually contested by Sellers and Buyer. Any amounts required to be advanced (upon engagement or otherwise) to the Independent Accountant shall be borne half by Buyer and half by Sellers.

2.4.5 Final Post-Closing Inventory Adjustment. The Closing Date Inventory Statement and the Post-Closing Inventory Adjustment shall become the “Final Closing Date Inventory Statement” and the “Final Post-Closing Inventory Adjustment,” respectively, and, as such, shall become final, binding and conclusive upon the Parties and their respective Affiliates for all purposes of this Agreement (and upon which a judgment may be entered by a court of competent jurisdiction), upon the earliest to occur of the following:

(a) the mutual acceptance by Buyer and Sellers of the Closing Date Inventory Statement and the Post-Closing Inventory Adjustment, with such changes or adjustments thereto, if any, as may be proposed by Sellers and consented to in writing by Buyer;

(b) the expiration of thirty (30) days after Sellers’ receipt of the Closing Date Inventory Statement and the Post-Closing Inventory Adjustment without timely written objection thereto by Sellers in accordance with Section 2.4.3; or

(c) the delivery to Buyer and Sellers by the Independent Accountant of the report of their determination of all Disputed Amounts submitted to them pursuant to Section 2.4.4, absent manifest error, in which case any Party may within ten (10) days of receipt of such determination request a resolution of such manifest error.

2.4.6 Payment of Post-Closing Inventory Adjustment. Any payment of the Post-Closing Inventory Adjustment, without interest, shall (a) be due within fifteen (15) Business Days of determination of the Final Closing Date Inventory Statement and the Final Post-Closing Inventory Adjustment pursuant to Section 2.4.5; and (b) be paid by wire transfer of immediately available funds to such account as is directed by Buyer or Sellers, as the case may be.

2.5 Purchase Price Adjustment. Any payments made pursuant to Sections 2.4 shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by Law.

2.6 Withholding. Notwithstanding the foregoing, Buyer shall be entitled to deduct and withhold from the Closing Payment all Taxes that Buyer is required to deduct and withhold under any provision of Law. In the event that any amount is so deducted and withheld, it shall be properly remitted or otherwise accounted for with the applicable Governmental Authority and reflected on the Flow of Funds. All such withheld amounts shall be treated as delivered to the Person in respect of which such deduction and withholding was made. Buyer shall notify (to the extent reasonably practicable) Sellers of any amounts that it intends to deduct and withhold (other than deductions and withholdings in respect of compensatory payments for which no notice shall be required) prior to the scheduled date of payment of such consideration. Buyer shall timely pay any such withheld Taxes over to the appropriate Governmental Authority.

ARTICLE 3

Representations and Warranties Concerning Sellers and the Bars Business

Sellers represent and warrant to Buyer that the statements contained in this Article 3 are true and correct as of the date hereof and as of the Closing Date:

3.1 Organization and Good Standing; Authority; Execution and Delivery; Enforceability Each Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of its formation. Each Seller has all requisite power and authority to own and lease its assets and to operate the Bars Business as the same is now being owned, leased and operated by such Seller. Each Seller is duly qualified or licensed to do business as a foreign corporation in, and is in good standing in, each jurisdiction in which the operation of Bars Business or the ownership of the Acquired Assets require it to be so qualified or licensed, except where the failure to obtain such qualification or license would not have a Material Adverse Effect. Each Seller possesses all requisite legal right, power, authority and capacity to execute, deliver and perform this Agreement and each Seller Ancillary Agreement to be executed and delivered by such Seller in connection herewith, and to consummate the Transactions. All necessary corporate action on the part of each Seller with respect to the consummation of the Transactions has been taken. This Agreement and each Seller Ancillary Agreement has been duly executed and delivered by each Seller and constitutes the legal, valid and binding obligation of such Seller, enforceable in accordance with its terms, except as such enforcement may be limited by principles of equity.

3.2 Noncontravention. No Seller is required to submit any notice, report or other filing with, or obtain any consent or other approval of any Governmental Authority or any other Person in connection with the execution and delivery by such Seller of this Agreement or any Seller Ancillary Agreement, or the consummation of the Transactions. Except as set forth on Schedule 3.2, neither the execution and delivery by any Seller of this Agreement or any Seller Ancillary Agreement, nor the consummation by any Seller of the Transactions, nor compliance by any Seller with any of the provisions hereof or thereof, will: (a) conflict with or result in a breach of any provisions of the Organizational Documents of any Seller; (b) constitute or result in the breach of any term, condition or provision of, or constitute a default under (with or without notice or lapse of time, or both), or give rise to any right of termination, cancellation or acceleration with respect to, or give rise to any obligation of any Seller to make any payments under, or result in the creation or imposition of a Lien upon any of the Acquired Assets pursuant to any Contract, Permit or Certification to which any Seller is a party or by which any Seller or the Acquired Assets may be subject; or (c) violate any Order or Law applicable to any Seller or any of the Acquired Assets.

3.3 Financial. Attached to Schedule 3.3 are true, correct and complete copies of: (a) the Sellers’ internally-prepared, carve-out unaudited profit and loss statements of the Bars Business for the fiscal years ended December 31, 2021 and December 31, 2022 (collectively, the “Annual P&L Statements”); and (b) Sellers’ internally-prepared, carve-out unaudited profit and loss statement of the Bars Business for the three-month periods ended March 31, 2023 and June 30, 2023 and the two-month period ended August 30, 2023 (the “Interim P&L Statements,” and together with the Annual P&L Statements, collectively, the “P&L Statements”). The P&L Statements (i) have been prepared in accordance with GAAP, consistently applied, without modification of the accounting principles used in the preparation thereof throughout the periods presented, except for (A) the exceptions to GAAP set forth in Schedule 3.3, and (B) the absence of balance sheets and normal disclosures made in footnotes, and (ii) present fairly in all material respects the results of operations for the periods then ended, including all revenue and expenses of the Bars Business. The P&L Statements are consistent in all material respects with the books and records of Sellers. There are no significant deficiencies (as such term is defined in Regulation S-X under the Securities Act of 1933, as amended) in any of the Sellers’ internal controls likely to adversely affect in any material respect such Sellers’ ability to record, process, summarize and report financial information.

3.4 Absence of Certain Changes or Events. Except as set forth on Schedule 3.4, since June 30, 2023, Sellers have operated the Bars Business in the ordinary course of business in all material respects. Without limiting the generality of the foregoing, except as set forth on Schedule 3.4, since June 30, 2023, in each case solely with respect to the Bars Business:

(a) there has not occurred any fact, event, development or circumstance that constitutes, or could reasonably be expected to constitute, a Material Adverse Effect;

(b) Sellers have not (i) engaged in any activity with the intent of reducing, temporarily or otherwise, the demand for, or increasing the cancellation of sales of, Seller Products sold or offered by Sellers following the Closing Date, including sales on terms or at prices outside the ordinary course of business, (ii) accelerated the receipt of accounts receivable or engaged in any other activity with customers that had the effect of accelerating to pre-Closing periods sales or accounts receivable that would otherwise be expected to be made or collected in post-Closing periods, or (iii) conducted its cash management practices other than in the ordinary course of business (including with respect to collection of accounts receivable, payment of accounts payable and accrued expenses, pricing and credit practices and operation of cash management practices generally);

(c) No Seller has amended or modified any Assumed Contract in any material respect; and

(d) No Seller has agreed to take any of the actions described in subsections (a) through (c) above.

3.5 Taxes. Except as set forth on Schedule 3.5:

3.5.1 All material Taxes due and payable by any Seller with respect to the Acquired Assets or the Bars Business, or claimed or asserted by any Taxing Authority to be due and payable by any Seller with respect thereto, have been fully and timely paid (whether or not shown on any Tax Return). There are no Liens for Taxes on or with respect to the Acquired Assets or the Bars Business (other than Liens for Taxes not yet due). All income and other material Tax Returns required to be filed by or on behalf of any Seller with respect to the Acquired Assets or the Bars Business in all jurisdictions in which such Tax Returns are required to be filed under applicable Law (after giving effect to any duly obtained extensions of time in which to make such filings) have been duly and timely filed and are true and complete in all material respects.

3.5.2 There are no Actions regarding Taxes pending or, to Seller’s Knowledge, threatened, with respect to the Bars Business. No Seller has received from any Taxing Authority (including in jurisdictions where any Seller has not filed Tax Returns), in each case with respect to the Acquired Assets or the Bars Business, any: (a) notice indicating an intent to open an audit or other review; (b) request for information related to Tax matters; or (c) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Taxing Authority against any Seller and no Seller is aware of any basis for any material Tax claim to be imposed upon the Acquired Assets or with respect to the Bars Business. No claim has been made by any Taxing Authority in a jurisdiction where a Seller does not file Tax Returns that such Seller is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

3.5.3 Each Seller has properly and timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Person and has complied with the rules and regulations relating to the withholding, remittance and reporting of Taxes with respect to the Bars Business. All sales and use Taxes required to be collected and paid over by any Seller with respect to the Bars Business have been properly collected, paid over and reported to the relevant Taxing Authority.

3.6 Employees. Except as set forth on Schedule 3.6, there are no, and in the past three (3) years there have been no, pending or, to Seller’s Knowledge, threatened claims, suits, proceedings, or investigations by any current or former employee of the Bars Business with respect to his or her employment, termination of employment, compensation or benefits (other than routine claims for benefits under the Seller Plans in the ordinary course of business). Each Seller has been in compliance in all material respects with all applicable Laws respecting labor and employment and employment practices, including but not limited to terms and condition of employment, worker classification, wages, hours of work, withholding, immigration, and occupational safety and health. No Seller is a party to, or bound by, any written labor contract, collective bargaining agreement or works council agreement with any labor organization, union or works council, nor is there currently or has there been in the past three (3) years, any pending or, to Seller’s Knowledge, threatened, union organizational activities or proceedings with respect to employees of the Bars Business. Subject to applicable Privacy Laws, Schedule 3.6 sets forth a true, correct and complete list of all employees of the Bars Business, including: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) current target commission, bonus or other incentive-based compensation amounts; (vi) classification as exempt versus non-exempt under the Fair Labor Standards Act and similar state Laws; and (vii) the amount of accrued and unused vacation time. To the extent that any information is not included due to applicable Privacy Laws, such information will be provided when permissible, but no later than five (5) days prior to the Closing Date, and Schedule 3.6 shall be updated periodically between signing and the Closing Date as reasonably requested by Buyer. No labor strike, walkouts, picketing, lockouts, slowdown or stoppage is pending or, to Seller’s Knowledge, threatened against any Seller with respect to the Bars Business. Each Seller is, and in the past three (3) years has been, in compliance in all material respects with all Laws relating to the employment of labor with respect to the Bars Business. There has been no “mass layoff” or “plant closing” as defined by the WARN Act with respect to the Bars Business. All employees of the Bars Business are “at will”. Without limiting the foregoing, with respect to the employees of the Bars Business, the Sellers and their respective Affiliates, are in compliance in all material respects with the Immigration Reform and Control Act of 1986 as amended (and all similar requirements in any foreign jurisdiction).

3.6.1 Set forth on Schedule 3.6.1 is a complete list of the names of each independent contractor, individual consultant, leased employee and temporary employee retained by any Seller that has performed services for any Seller (“Independent Contractors”) in the six (6) months prior to Closing, and provides their name, a brief description of the services provided and the annual costs of those services. To the Knowledge of Seller, there has been no determination by any Governmental Body that any Independent Contractor is an employee of any Seller:

3.6.2 No Claim (formal or informal) of sexual harassment, sexual assault, sexual misconduct, gender discrimination or similar behavior has been made during the past three (3) years against any Person who is or was a director, officer, manager or direct report of a director, officer or manager of any Seller or its Affiliates with respect to the Bars Business, in each case, in such person’s capacity as such or, to Seller’s Knowledge, in any other capacity. No Seller (no any of its Affiliates) has entered into any settlement, tolling, non-disparagement, confidentiality or other non-disclosure Contract, or any Contract or provision similar to any of the foregoing, relating directly or indirectly to any Claim with respect to the Bars Business.

3.6.3 No employee of the Bars Business has a principal place of employment outside the United States or is subject to the labor and employment Laws of any country other than the United States.

3.7 Employee Benefit Plans.

3.7.1 Except as set forth on Schedule 3.7.1:

(a) All benefits, contributions, payments, premiums, expenses and Tax payments required by and due under the terms of each Seller Plan, to the extent due, have been timely paid in full.

(b) Except to the extent any such circumstance or event would not cause a Liability for Buyer, there are no pending or, to the Knowledge of Sellers, threatened investigations, audits or examinations by the IRS, the U.S. Department of Labor or any other Governmental Body against, by or on behalf of any Seller Plan or the assets, fiduciaries or administrators thereof and no pending or, to the Knowledge of Sellers, threatened Actions, proceedings, suits, claims against any Seller Plan (except for claims for benefits payable in the normal operation of such plan), and in any case, no event, transaction, circumstance or condition exists or has occurred that would reasonably be expected to give rise to any such Actions, proceedings, suits, claims, investigations, audits or examinations. No Seller, nor any of its respective Affiliates have made any filing in respect of any Seller Plan under the IRS’ Employee Plans Compliance Resolution System, the U.S. Department of Labor’s Delinquent Filer Program or any other voluntary correction program.

(c) With respect to each Seller Plan, there does not now exist, nor, to Seller’s Knowledge, do any circumstances exist that would reasonably be expected to result in, the imposition of any current or contingent Liabilities on Buyer following the Closing.

(d) No Seller has any obligation to provide, post-retirement health, vision, dental, prescription drug, accident, disability, life insurance, death benefits or other welfare benefits to any current or former employee of the Bars Business (or any beneficiary or dependent thereof), whether under a Seller Plan or otherwise, except as required by COBRA or other applicable similar state law.

(e) No Seller Plan is subject to the law of any jurisdiction outside of the United States or provide compensation or benefits to any current or former employee of the Bars Business (or any spouse, beneficiary or dependent thereof) that is subject to the laws of any jurisdiction outside of the United States.

(f) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will result in any “parachute payment” under Section 280G of the Code (whether or not such payment would be considered reasonable compensation for services rendered).

(g) Each Seller Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification, and nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause such determination letter or opinion letter to be revoked.

(h) No Liability under Title IV of ERISA has been incurred or, to Seller’s Knowledge, is expected to be incurred under any Seller Plan or by the Seller or any of their ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to result in the Buyer or any of its Affiliates incurring any such Liability under such Title.

3.8 Environmental Matters. Except as set forth on Schedule 3.8:

3.8.1 Each Seller is, and for the past three (3) years has been, in compliance in all material respects with all applicable Environmental Laws related to the Bars Business and the Bars Facility. Without limiting the foregoing, each Seller: (a) has timely obtained, and are and have been in compliance in all material respects with, all Permits required under Environmental Law for the ownership, lease, operation or use of the Acquired Assets or the Bars Business; and (b) has prepared and timely filed with the appropriate jurisdictions all reports, data, documentation and filings required pursuant to any Environmental Law related to the Bars Business or the Bars Facility.

3.8.2 No Seller has received any notice, Order, demand, inquiry, summons, complaint, directive, warning, request for information, notice of violation or other communication in writing from any Governmental Authority, citizens’ group, employee or other Person relating to an actual or alleged violation of Environmental Laws relating to the Acquired Assets or the Bars Business.

3.8.3 To Seller’s Knowledge, there has been no Release of Hazardous Substances at, on, on to, under or from any Bars Facility in amounts, concentrations or conditions in violation of applicable Environmental Laws or Environmental Permits, or that would reasonably be expected to result in a material liability to the Bars Business under any applicable Environmental Law.

3.8.4 To Seller’s Knowledge, there have been no off-site shipments of Hazardous Substances by or on behalf of Sellers which would reasonably be expected to result in liability to the Bars Business under applicable Environmental Laws.

3.9 Permits; Compliance with Laws; FDA Compliance.

3.9.1 Each Seller possesses and is, and for the past three (3) years has been, in compliance in all material respects with, (a) all licenses, permits, registrations, certificates of occupancy, approvals, authorizations, qualifications, consents and certificates from any Governmental Authority which are required under applicable Law with respect to the Bars Facility or operation of the Bars Business (collectively, “Permits”), and (b) all certificates, registrations, accreditations, qualifications and approvals of any independent body or accreditation body (collectively, “Certifications”) that are required to operate the Bars Business, and all such Permits and Certifications are in full force and effect. Set forth on Schedule 3.9.1 is a list all Permits and Certifications issued to any Seller which are related to the conduct of the Bars Business as currently conducted or the ownership and use of the Acquired Assets, including the names of such Permits and Certifications and their respective dates of issuance and expiration. All fees due as of the Closing Date associated with maintaining such Permits or Certifications have been paid in full in a timely manner, and all filings required as of the Closing Date associated with maintaining such Permits or Certifications have been made. In the past three (3) years, no Seller has received any notice from any Person alleging any noncompliance by any Seller with any such Permit or Certification.

3.9.2 Except as set forth on Schedule 3.9.2: (a) the Bars Business and each product sold by Sellers in the operation of the Bars Business (the “Seller Products”), are being, and have been in the past three (3) years, conducted, manufactured, delivered, marketed, advertised and promoted in compliance in all material respects with all applicable Laws and Orders, including without limitation any Laws administered or issued by the FDA or any comparable Governmental Authority in any jurisdiction where the Seller Products were manufactured or delivered (“FDA Laws”) as it relates to food facility registration, product safety, hazard analysis and preventative controls, current good manufacturing practices, protection against the intentional adulteration of food, supplier verification, sanitary transportation, food additives, allergen control, food labeling and advertising, and substantiation of product claims; (b) all operations conducted by or on behalf of Sellers relating to the Bars Business are being, and have been in the past three (3) years, conducted in compliance in all material respects with Laws and Orders applicable to the Bars Business; (c) no Seller is a party or subject to or in default under any Order, unsatisfied judgment or unsatisfied settlement agreement relating to the Bars Business; and (d) during the past three (3) years, no Seller has received any notice from any Person alleging any noncompliance by any Seller with any applicable Law or Order relating to the Bars Business. Without limiting the foregoing, the Seller Products (i) are, and have been in the past three (3) years, in compliance with all applicable federal and state labeling requirements, including the FDCA, the FPLA and all regulations under the FDA Laws, and (ii) if so required, have been manufactured in all material respects in accordance with the Laws of such jurisdictions where such Seller Products are manufactured, and are not, and have not been, adulterated, mislabeled or misbranded.

3.9.3 Sellers have responded to all observations made by the FDA during inspections and has not received any Form 483, “warning letters,” “untitled letters” or similar correspondence relating to the Bars Business. No actions in any jurisdiction seeking the withdrawal, recall, suspension, import detention or seizure of any Seller Products are pending or, to Seller’s Knowledge, threatened with regard to the Seller Products.

3.10 Real and Personal Property.

3.10.1 The Bars Facility is the only real property owned, leased or otherwise used by Sellers in the operation of the Bars Business.

3.10.2 Sellers have good, marketable and insurable fee title to Bars Facility free and clear of all Liens (except for Permitted Liens).

3.10.3 The Bars Facility is in compliance in all material respects with all applicable Laws. The zoning of the Bars Facility permits the existing improvements and uses of Seller, subject to no variances, conditional use permits or other special use restrictions.

3.10.4 Except as set forth on Schedule 3.10.4, (a) each of the buildings, structures, improvements and systems (including the heating, ventilating, air conditioning, plumbing, electrical and drainage systems) situated or located on the Bars Facility is in good condition and repair, reasonable wear and tear excepted, and (b) none of such buildings, structures, improvements and systems situated or located on the Bars Facility is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not in in excess of $[* * *] in the aggregate. None of the buildings, structures or improvements situated on the Bars Facility, during the period of time during which such Bars Facility has been owned or otherwise used by Seller, has been damaged by fire or other casualty, except for such damage as has been fully repaired and restored.

3.10.5 Sellers have good and marketable title to, or a valid leasehold interest in, the Acquired Assets, free and clear of all Liens (except for Permitted Liens). Except for the personal property leases indicated on Schedule 3.10, no Person, other than Sellers, owns or utilizes any tangible personal property used by Sellers in the operation of the Bars Business. None of the Acquired Assets will become subject to a Lien after the Closing on account of any action or inaction of Sellers or any condition or circumstance existing on or before the Closing, including without limitation, any insolvency of any Seller or any failure of any Seller to discharge or otherwise comply with any Tax obligation. The direct and indirect legal and beneficial owners of each Seller do not own or hold any of the Acquired Assets.

3.10.6 Sellers have delivered to Buyer true, complete and correct copies of (i) all deeds and other instruments pursuant to which Sellers acquired their interests in the Bars Facility, (ii) all title insurance policies, plans and specifications, and surveys in possession of Sellers, and (iii) all instruments, Contracts and other documents evidencing, creating or constituting any Lien upon the Bars Facility.

3.10.7 No Seller has received any notice from any insurance company that has issued a policy to any Seller that requires the performance of any structural or other repairs or alterations to the Bars Facility or other improvements located thereon.

3.11 Inventory. Except as set forth on Schedule 3.11, all of the Bars Inventory: (a) includes only items used or sold by Sellers in the ordinary course of business of the Bars Business; (b) is of a quality and in a quantity usable or saleable in the ordinary course of business of the Bars Business. All of the Bars Inventory is owned by Sellers free and clear of all Liens, and (except as set forth on Schedule 3.11) none of the Bars Inventory is held by a third person on a consignment basis. Schedule 3.11 sets forth the location of all Bars Inventory held at co-packers and distributors of Sellers and at the Bars Facility, and contains a description of such Bars and the name of each applicable third-party for any Bars Inventory not held at the Bars Facility. All Bars Inventory is: (a) not adulterated or misbranded within the meaning of Food Safety Laws, including the Federal Food, Drug, and Cosmetic Act; (b) not an article which may not, under the provisions of Section 404 or 505 of said Act, be introduced into interstate commerce; and (c) not adulterated or misbranded within the meaning of or in violation of any disclosure or warning required under the pure food and drug or health, safety or environmental laws, regulations or ordinances of any state or other government authority which are applicable to such shipment or delivery.

3.12 Intellectual Property; Data Privacy and Security; Systems.

3.12.1 Schedule 3.12.1 sets forth a complete and correct list of all Owned Intellectual Property Assets that are subject to any issuance, registration, or application by or with any Governmental Authority or authorized private registrar in any jurisdiction, including issued and pending patent applications, registered Marks or applications therefor, Internet domain names, registered Copyrights, or other applications for registration of Owned Intellectual Property Assets, in each case, listing the legal owner(s) or registrant(s), applicable title or mark, applicable jurisdiction(s), and registration and application number(s) and filing, registration, or issue date(s). All fees due as of the Closing Date associated with maintaining any registered Owned Intellectual Property Assets have been paid in full in a timely manner to the proper Governmental Authority, and all filings required as of the Closing Date associated with maintaining any registered Owned Intellectual Property Assets have been made.

3.12.2 Schedule 3.12.2 sets forth all Contracts under which any Seller grants to a third party any license to any Owned Intellectual Property Assets (the “Outbound Licenses”). Except pursuant to an Outbound License set forth on Schedule 3.12.2, no Seller has licensed or otherwise granted any right to any Person under any Owned Intellectual Property Assets.

3.12.3 Schedule 3.12.3 sets forth a complete and correct list of all Licensed Intellectual Property Assets, and identifies the licensor of such Licensed Intellectual Property Assets.

3.12.4 Schedule 3.12.4 sets forth all Contracts under which any Seller receives any license to any Licensed Intellectual Property Assets (the “Inbound Licenses”). All royalties and other fees owed by any Seller pursuant to the Inbound Licenses have been paid in full.

3.12.5 Except as set forth on Schedule 3.12.5:

(a) Sellers (i) are the sole and exclusive owner of all, right, title and interest in and to the Owned Intellectual Property Assets, and (ii) own and possess a valid and enforceable right or license to use the Licensed Intellectual Property Assets as currently being used or held for use by Sellers, in each case, free and clear of any and all Liens (other than Permitted Liens);

(b) the Owned Intellectual Property Assets are not subject to (i) any Liens (other than Permitted Liens), and (ii) any restrictions or limitations regarding use or disclosure, other than pursuant to Law or a written Outbound License applicable thereto;

(c) (i) the conduct of the Bars Business as currently conducted by Seller does not infringe upon, misappropriate, or otherwise conflict with, any Mark, Patent or other Intellectual Property owned or controlled by any third party, and (ii) no Seller has received in the last three (3) years any notice regarding, and there are currently no Actions or claims of any kind whatsoever related to any of the foregoing; and

(d) (i) to Seller’s Knowledge, no third party (including current or former employees or consultants of any of Sellers) has infringed, misappropriated or otherwise conflicted with the Owned Intellectual Property Assets; and (ii) no such claims have been brought, threatened, or are pending against any third party by any Seller alleging infringement, misappropriation, dilution or other violation nor challenging the validity, enforceability, registrability, or ownership of the Intellectual Property Assets.

3.12.6 Seller complies, and in the last three (3) years has complied (and requires third parties that have access to Personal Information collected, processed, stored, or maintained by Seller to comply), in all material respects with all applicable Privacy Laws with respect to the collection, possession, maintenance, transfer or use of Personal Information relating to the Bars Business. To Seller’s Knowledge, there has been no unauthorized access to or acquisition of, or any Data Security Breach relating to or affecting, any Personal Information relating to the Bars Business maintained or processed by Sellers in the last three (3) years. To Seller’s Knowledge, in the last three (3) years, no Person has made a claim for compensation from, and no Governmental Authority has made any allegation against, any Seller for the loss of or unauthorized access to, acquisition, disclosure or transfer of Personal Information relating to the Bars Business.

3.13 Contracts. Each Assumed Contract is legally valid and binding on, and enforceable by, the applicable Seller, and, to Seller’s Knowledge, the other party thereto. Except as set forth on Schedule 3.13, the applicable Seller has performed all obligations required to be performed by it prior to the date hereof pursuant to each Assumed Contract, and such Seller is not in breach or default thereunder (and, to Seller’s Knowledge, no event has occurred that, with the giving of notice, lapse of time, or both, would constitute a breach or default), and, to Seller’s Knowledge, no other party to any Assumed Contract is in breach or default thereunder. Except as set forth on Schedule 3.13, no Seller has sent or received any notice of any Person’s intent to terminate or materially amend any Assumed Contract. To Seller’s Knowledge, there are no disputes pending or threatened, under any Assumed Contract. Complete and correct copies of each Assumed Contract, including amendments, modifications, waivers or other changes thereto, have been provided to Buyer.

3.14 Litigation. Except as set forth on Schedule 3.14, there are no, and in the past three (3) years there have been no, Actions or claims of any kind whatsoever, at Law or in equity, pending or, to Seller’s Knowledge, threatened, against any Seller relating to or affecting the Bars Business, the Bars Facility, the Assumed Liabilities, or the Acquired Assets, or that would give any Person the right to enjoin or rescind the Transactions or otherwise prohibit any Seller from complying with the terms and provisions of this Agreement or any Seller Ancillary Agreement or consummating the Transactions. No Seller is a party or subject to any order, judgment, ruling, decision, injunction, assessment, award, subpoena, verdict, decree or writ entered, issued, made or rendered by any Governmental Authority or arbitrator (each, an “Order”) relating to or affecting the Bars Business or the Acquired Assets. To Seller’s Knowledge, no event has occurred or circumstances exist that could reasonably be expected to give rise to, or serve as a basis for, the commencement of any Actions or claims against, related to or affecting the Bars Business or the Acquired Assets.

3.15 Product and Service Warranties and Liabilities. Except as set forth on Schedule 3.15, and except for routine warranty claims in the ordinary course of business totaling less than $[* * *], in the past three (3) years, there have been no product or service warranty claims made against any Seller related to the Bars Business alleging that any Seller Products are defective or improperly designed or are in breach of an express or implied warranty or representation, and no such claims are currently pending or, to Seller’s Knowledge, threatened against any Seller. Additionally, in the past three (3) years, no Seller has (a) had any claims arising out of injury, illness, death or damage to individuals or property as a result of the ownership, possession or use of any Seller Products by or on behalf of any Seller that were in excess of $[* * *] in the aggregate, (b) initiated or been required to initiate a product recall, withdrawal, or similar action with respect to any Seller Products, (c) notified, or been required to notify, any Governmental Authority of any defect or potential defect in any Seller Products, or (d) experienced any recall, warranty, withdrawal or product liability claims with respect to any Seller Products that were in excess of $[* * *] in the aggregate. Except for standard terms and conditions of sale for Sellers and except as provided for in written Contracts with customers for the purchase and sale of Seller Products, no Seller has given a condition or warranty or made a representation in respect of Seller Products. Each Seller Product has been in conformity with all applicable contractual commitments and all express and implied warranties.

3.16 Customers and Suppliers. Schedule 3.16 sets forth the twenty (20) largest customers (the “Material Customers”) (and the dollar volumes related thereto by SKU) and the twenty (20) largest suppliers (the “Material Suppliers”) of the Bars Business (and the dollar volumes related thereto), in each case, for the twelve (12)-month period ended December 31, 2022 and the six (6)-month period ended June 30, 2023. In the past twelve (12) months, except as set forth on Schedule 3.16, no Material Customer has canceled or otherwise terminated or given any notice of termination, made any threats to cancel or otherwise terminate, or indicated it intends to terminate, its relationship with Seller. In the past twelve (12) months, no Material Supplier has canceled or otherwise terminated or made any threats to cancel or otherwise terminate, or indicated it intends to terminate, its relationship with Sellers. As of the Effective Date, no Material Customer has provided written notice to any Seller that it intends to terminate or reduce its future purchases from any Seller during the twelve (12) months following the Effective Date, in each case which reduction would constitute a greater than 25% reduction of such purchases in the aggregate when compared against the forecast set forth in Schedule 3.16.

3.17 Insurance. Sellers maintain, and have maintained without interruption during the five (5) years prior to the date hereof, policies or binders of insurance covering risks and events in amounts which such Seller determined to be adequate for the Bars Business. With respect to any insurance policies maintained by Seller with respect to the Bars Business Unit or the Acquired Assets for periods prior to the Closing, (a) there is no, and have not been during the three (3) years prior to Closing, any material claim relating to the Bars Business, Acquired Assets, or Assumed Liabilities pending as to which coverage has been questioned, denied or disputed by the underwriters of such policies, or in respect of which there is an outstanding reservation of rights, and (b) Sellers are in compliance in all material respects with the terms of such policies including, without limitation, the payment of all premiums due with respect to such policies.

3.18 Related Party Transactions. Except as set forth on Schedule 3.18, no director, officer or Affiliate of any Seller: (a) owns any property or right, tangible or intangible, that is used by any Seller in the operation of the Bars Business; (b) has any claim or cause of action against any Seller related to the Bars Business, other than claims for accrued compensation or benefits arising in the ordinary course of employment or under any Seller Plans; or (c) to Seller’s Knowledge has any ownership interest in, directly or indirectly, any customer, supplier, lessor, lessee, debtor, creditor or licensor of the Bars Business.

3.19 Brokerage. No Person is or will become entitled, by reason of any Contract entered into or made by or on behalf of any Seller, to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the Transactions.

3.20 Disclosure. No Seller has knowingly withheld from Buyer any material facts relating to the condition (financial or otherwise), business, assets, properties, liabilities, results of operations, employee or customer relations or prospects of the Bars Business. Neither this Agreement (including the exhibits and schedules hereto) nor any Seller Ancillary Agreement or any other Contract, document, certificate, instrument or written statement furnished to Buyer by or on behalf of any Seller in connection with this Agreement, the Seller Ancillary Agreements or the Transactions knowingly contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.

3.21 Condition of Assets. Except as set forth in Schedule 3.21, (a) the items of Fixed Assets included in the Acquired Assets are in good operating condition and repair, taking into account the age of such assets (normal wear and tear excepted), and (b) none of such Fixed Assets is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not in excess of $[* * *] in the aggregate. The Fixed Assets include all of the equipment and machinery necessary to manufacture the Seller Products in substantially the same manner as the Seller Products are currently manufactured.

ARTICLE 4

Representations and Warranties of Buyer

Buyer represents and warrants to Sellers as follows as of the date hereof and as of the Closing Date:

4.1 Organization; Authorization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite legal right, power and authority to execute, deliver and perform this Agreement and each other Contract, instrument and document to be executed and delivered by Buyer in connection herewith (collectively, the “Buyer Ancillary Agreements”), and to consummate the Transactions. The execution, delivery and performance of this Agreement and the Buyer Ancillary Agreements have been duly authorized by all requisite action of Buyer.

4.2 Execution and Delivery; Enforceability. This Agreement has been, and each Buyer Ancillary Agreement upon delivery will have been, duly executed and delivered by Buyer and constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except as such enforcement may be limited by principles of equity. Buyer is not a party to, subject to, or bound by any Order or any Contract which would prevent the execution or delivery of this Agreement or any Buyer Ancillary Agreement by Buyer or the consummation of the Transactions.

4.3 Governmental Authorities; Consents. Buyer is not required to submit any notice, report or other filing with, or obtain any consent, approval or authorization of, any Governmental Authority or other Person in connection with Buyer’s execution, delivery or performance of this Agreement or any Buyer Ancillary Agreement, or the consummation of the Transactions. The execution, delivery and performance of this Agreement or any Buyer Ancillary Agreement by Buyer will not: (a) conflict with or violate the Organizational Documents of Buyer; (b) constitute or result in a breach or violation of, or constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, or give rise to a right of any Person to accelerate, amend, modify or terminate, or require payments under, or require the authorization, consent or approval from any Person; or (c) violate any Law by which Buyer or any of its properties or assets is bound.

4.4 Brokerage. Except for fees or expenses which have already been paid, no Person is or will become entitled, by reason of any Contract entered into or made by or on behalf of Buyer, to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the Transactions.

4.5 Legal Proceedings. There is no Order or Action or claim of any kind whatsoever, at Law or in equity, pending or, to the knowledge of Buyer, threatened against Buyer, which would give any Person the right to enjoin or rescind the Transactions or otherwise prevent Buyer from complying with the terms and provisions of this Agreement or any Buyer Ancillary Agreement.

4.6 Solvency. Immediately after giving effect to the Closing, including the payment of the Purchase Price and all other amounts incurred or otherwise payable by Buyer in connection with the transactions contemplated by this Agreement, Buyer will not (a) be insolvent or left with unreasonably small capital, (b) have incurred debts beyond its ability to pay such debts as they mature, or (c) have liabilities (including contingent and unliquidated debts) in excess of the fair saleable value of its assets.

ARTICLE 5

Closing Deliveries

5.1 Closing Deliveries of Sellers . At or prior to the Closing, Sellers shall have delivered to Buyer:

(a) a counterpart signature page to the Bill of Sale and Assignment and Assumption Agreement, duly executed by each Seller, transferring the personal property included in the Acquired Assets to Buyer and effecting the assignment to and assumption by Buyer of the other Acquired Assets (including Assumed Contracts) and the Assumed Liabilities;

(b) the Flow of Funds, duly executed by Sellers;

(c) a counterpart signature page to the Transition Services Agreement, duly executed by Sellers;

(d) a counterpart signature page to a real property purchase agreement for the Bars Facility between Buyer and TreeHouse Private Brands, transferring ownership of the Bars Facility to Buyer (the “Real Property Purchase Agreement”), together with (i) a warranty deed duly executed and notarized by TreeHouse Private Brands transferring ownership of the Bars Facility to Buyer; (ii) such documentation as may be reasonably required by Buyer’s title company in order to issue a title policy in the form acceptable to Buyer and at Buyer’s sole cost and expense; (iii) such bills of sale and other instruments as may be necessary or appropriate to transfer to Buyer title to all improvements and fixtures inuring to TreeHouse Private Brands in the Bars Facility; and (iv) any and all applicable real property transfer tax forms necessary to effectuate the contemplated fee simple transfer of the Bars Facility to Buyer;

(e) a certificate of good standing as of a recent date from the Secretary of State in the state where each Seller is organized;

(f) (i) a non-foreign person affidavit that complies with the requirements of Code § 1445 executed by each Seller, (ii) a properly completed and executed IRS Form W-9 from each Seller, and (iii) any other Tax forms reasonably requested by Buyer establishing an exemption from or reduction in withholding on amounts paid by Buyer pursuant to this Agreement or the transactions contemplated thereby;

(g) (i) a fully executed and effective payoff letter or letters, effective as of the Closing and in form and substance reasonably satisfactory to Buyer, which, among other things, authorize the release of all Liens securing the Acquired Assets, and (ii) release or releases, effective as of the Closing and in form and substance reasonably satisfactory to Buyer, that fully release and terminate all Liens on the Acquired Assets, including, without limitation, UCC-3 Termination Statements, mortgage releases and intellectual property releases;

(h) such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement;

(i) all approvals, consents and waivers that are listed on Schedule 2.1.5; and copies and evidence of delivery of all notices that are listed on Schedule 2.1.5;

(j) a list of all customer purchase orders relating to the Bars Business as of the Closing Date (if any) for which Seller has any unsatisfied production, delivery or other obligations (the “Closing Date Purchase Orders”); and

(k) a duly executed certificate, dated as of the Closing Date and signed by a duly authorized officer of each Seller, stating that each of the conditions set forth in Section 6.1.1 and Section 6.1.3 have been satisfied (“Seller Closing Certificate”).

Any Contract or document to be delivered to Buyer pursuant to this Section 5.1, the form of which is not attached to this Agreement as an exhibit, shall be in form and substance reasonably satisfactory to Buyer.

5.2 Buyer Closing Deliveries. At or prior to the Closing, Buyer shall have delivered to Sellers (or as otherwise specified) the following:

(a) the Closing Payment to the account designated by Sellers prior to Closing as set forth on the Flow of Funds;

(b) a counterpart signature page to the Bill of Sale and Assignment and Assumption Agreement, duly executed by Buyer;

(c) a counterpart signature page to the Transition Services Agreement, duly executed by Buyer;

(d) a counterpart signature page to the Real Property Purchase Agreement, duly executed by Buyer; and

(e) a duly executed certificate, dated as of the Closing Date and signed by a duly authorized officer of Buyer, stating that each of conditions set forth in Section 6.1.1 and Section 6.1.2 have been satisfied (“Buyer Closing Certificate”).

Any Contract or document to be delivered to Seller pursuant to this Section 5.2, the form of which is not attached to this Agreement as an exhibit, shall be in form and substance reasonably satisfactory to Sellers.

ARTICLE 6

The Closing

Subject to the terms and conditions of this Agreement, the consummation of the Transactions (the “Closing”) shall take place remotely via the exchange of electronic signatures pages at 10:00 am Central Standard Time (or such other time as agreed by Buyer and Sellers) on the fifth (5th) Business Day after all of the conditions to Closing set forth in Article 6 are either satisfied or waived (other than the conditions, which by their very nature, are to be satisfied on the Closing Date), or at such other time, date, or place as Buyer and Sellers mutually agreed upon in writing, but in no event earlier than September 29, 2023. The date on which the Closing occurs is referred to herein as the “Closing Date.” The transfers and deliveries described in Article 5 shall be mutually interdependent and shall be regarded as occurring simultaneously, and, any other provision of this Agreement notwithstanding, no such transfer or delivery shall become effective or shall be deemed to have occurred until all of the other transfers and deliveries provided for in Article 5 shall also have occurred or been waived in writing by the Party entitled to waive the same. For purposes of the adjustments to the Purchase Price contemplated hereby and other financial effects of the Transactions, including for Tax purposes, the Closing shall be deemed to have occurred at 11:59 p.m. Eastern Time on the Closing Date. For all other purposes, including passage of title and risk of loss, the effective time shall be at the Closing.

6.1.1 Closing Conditions to Each Party’s Obligations to Close. The obligations of each Party hereto to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(b) Sellers shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 3.9.1 (if any) and Buyer shall have received all consents, authorizations, order and approvals from the Governmental Authorities referred to in Section 4.3 (if any), in each case, in form and substance reasonably satisfactory to Buyer and Sellers, and no such consent, authorization, order and approval shall have been revoked.

(c) No Action shall have been commenced against Buyer or any Seller that would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.

6.1.2 Closing Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a) Other than with respect to the Seller Fundamental Representations, the representations and warranties of Sellers contained in this Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The Seller Fundamental Representations shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specific date in all respects).

(b) Sellers shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with prior to or on the Closing Date.

(c) All approvals, consents and waivers that are listed on Schedule 2.1.5 (if any) shall have been received, and executed counterparts thereof shall have been delivered to Buyer at or prior to the Closing.

(d) From the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(e) Sellers shall have delivered, or caused to be delivered, each of the deliveries set forth in Section 5.1.

6.1.3 Closing Conditions to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Sellers’ waiver, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Buyer contained in Section 4.1, Section 4.2 and Section 4.4 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specific date in all respects). Each of the other representations and warranties of Buyer contained in this Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Buyer shall have delivered, or caused to be delivered, each of the deliveries set forth in Section 5.2.

6.2.1 Frustration of Closing Conditions. Neither Buyer nor Sellers may rely on the failure of any condition set forth in Article 5 or Article 6, as the case may be, to refuse to consummate the Transaction if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

ARTICLE 7

Covenants and Agreements

7.1 Actions Prior to the Closing.

7.1.1 General. Prior to the Closing, each of the Parties shall use commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done, as soon as practicable, all things necessary, proper or advisable (subject to applicable Laws) to consummate the Closing and the other transactions contemplated by this Agreement, including the negotiation, execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement and the prompt transfer (to Buyer) of any and all transferrable Environmental Permits.

7.1.2 Interim Operating Covenants. Except (a) as otherwise required or contemplated by this Agreement, (b) for actions approved by Buyer (which approval shall not be unreasonably withheld, conditioned or delayed) or (c) as required to comply with applicable Law, from the date hereof through the Closing or the earlier termination of this Agreement pursuant to Article 9, each Seller shall use commercially reasonable efforts to conduct the Bars Business in the ordinary course of business; provided that nothing in this Section 7.1 will prohibit the Sellers from asserting and exercising their rights under any Contracts or Laws in connection with any Action, and Sellers shall not:

(i) sell, transfer, license, lease, mortgage or otherwise dispose of or subject to Liens (other than Permitted Liens), any assets constituting Acquired Assets, except for the sale of goods in the ordinary course of business;

(ii) acquire (by merger, exchange, consolidation or acquisition of stock or assets or otherwise), any other Person or all or substantially all of the assets of any other Person, in each case, if such Person or such assets, as applicable, would constitute Acquired Assets at the Closing;

(iii) (A) materially amend or materially modify any Assumed Contract; (B) voluntarily terminate any Assumed Contract; or (C) enter into or propose to enter into any Contract that if existing as of the date hereof would be an Assumed Contract, in each case except as amended, modified, terminated, entered into or proposed to be entered into in the ordinary course of business;

(iv) increase the compensation or benefits of any employee of the Bars Business (except for (A) increases in salary for such employees in the ordinary course of business, and (B) nonmaterial changes to employee benefit arrangements that are generally applicable to other employees of Sellers);

(v) initiate, compromise or enter into any settlement of pending or threatened litigation or arbitration proceedings in respect of the Bars Business or any of the Acquired Assets or Assumed Liabilities, other than any such settlement that provides for solely monetary obligations;

(vi) (A) sell, transfer, license, lease or otherwise dispose of or subject to Liens (other than Permitted Liens) any Owned Intellectual Property Assets, or (B) agree to terminate or permit the lapse any material Owned Intellectual Property;

(vii) submit, propose or accept any (x) customer bids that would constitute a Closing Date Purchase Order, or (y) supplier purchase orders (or any other supplier commitment or agreements to purchase) related to the Bars Business for more than (as reasonably determined by Sellers) a 30 days’ supply of goods, in each case without five (5) Business Days prior written notice to Buyer;

(viii) in each case with respect to the Bars Business or the Purchased Assets, make or change any material Tax election (other than any election made in the ordinary course of business and consistent with past practice), adopt or change any material method of Tax accounting, initiate, maintain or conclude any voluntary disclosure with respect to Taxes, enter into any closing agreement pursuant to Code § 7121 (or similar provision of state, local or foreign Law), settle any material Tax claim or assessment (to the extent it will increase the Buyer’s liability for Taxes), or consent to any extension or waiver of the statute of limitations with respect to Taxes;

(ix) make any changes to its accounting principles or practices to the extent applicable to the Bars Business, other than as may be required by GAAP or Law; or

(x) agree or otherwise commit to take any of the actions prohibited by the foregoing clauses (i) through (ix).

Notwithstanding the foregoing, nothing in this Section 7.1 or anywhere else in this Agreement shall give the Buyer, directly or indirectly, the right to control or direct the operations of any Seller or the Bars Business prior to the Closing, and, prior to the Closing, the Seller shall exercise, consistent with the terms and conditions of this Agreement, complete and unilateral control and supervision over the operation of the Bars Business.

7.1.3 Access to the Bars Business. Sellers shall, upon reasonable notice, permit representatives of Buyer to have reasonable access during normal business hours and under reasonable circumstances to personnel, properties, assets and books and records to the extent related to the Bars Business, the Acquired Assets or the Assumed Liabilities; provided that such access will not include (a) information that, if provided to Buyer, would violate applicable Laws or Orders, or any Contract to which any Seller is a party or bound, (b) competitively sensitive information or information that could cause significant competitive harm to any Seller if the Transactions were not consummated, or (c) any information the disclosure of which could jeopardize any legal privilege available to Sellers or any of their Affiliates. Buyer will, and will cause its representatives to, (i) not unreasonably interfere with the business and operations of Sellers in connection with such access and (ii) abide by any safety rules or rules of conduct reasonably imposed by Sellers in connection with such access.

7.1.4 Destruction of Biometric Data. Each Seller shall take all actions necessary to ensure that no Biometric Data is transferred to Buyer in connection with the transactions contemplated herein, or saved or accessible on any Fixed Assets upon and following the Closing, including by destruction or removal of all Biometric Data contained in or located on any of the Fixed Assets prior to the Closing.

7.1.5 Shared Contracts. Prior to the Closing, Sellers and Buyer shall cooperate to cause each Contract set forth in Schedule 7.1.5 (the “Shared Contracts”) to be apportioned (including by using their respective commercially reasonable efforts to obtain the consent or approval of such counterparty to enter into a new contract or amendment, or splitting or assigning in relevant part such Shared Contract), effective as of the Closing, between Sellers and Buyer, pursuant to which Sellers shall retain or assume all of the rights and obligations under such Shared Contract to the extent relating to their businesses other than the Bars Business, on the one hand, and Buyer shall assume all of the rights and obligations (other than Retained Liabilities) under such Shared Contract to the extent relating to the Bars Business, on the other hand. If any such apportionment is not completed prior to the Closing, then the Parties shall continue to cooperate and use commercially reasonable efforts following the Closing to accomplish such apportionment. For the avoidance of doubt, the completion of any such apportionment shall not be a condition to Closing.

7.2 Publicity. Following the date hereof, no Party shall make any public disclosure or comment regarding the specific terms of this Agreement (including any reference to Purchase Price or related multiples) or the Transactions without the prior written consent of Buyer and Sellers, as the case may be, which approval shall not be unreasonably withheld, conditioned or delayed, except as may be required by Law or by any Governmental Authority or the rules of any stock exchange or trading system or reasonably necessary to enforce any rights under this Agreement. Notwithstanding the foregoing, (i) each Party shall be entitled to internally and externally disclose or comment that a transaction has been consummated, (ii) nothing herein shall preclude communications or disclosures necessary to implement the provisions of this Agreement, and each Party and its Affiliates may make such disclosures as each may consider necessary in order to satisfy their legal or contractual obligations to their lenders, equity holders, investors or other interested parties, without the prior written consent of any other Party; (iii) Buyer and Sellers shall agree on the content of the first internal announcement made to the employees in respect of the Bars Business; (iv) Buyer and Sellers may each issue and file a press release (and associated Form 8-K) upon or after the execution of this Agreement subject to prior notice thereof to the other Party or Parties; and (v) following the execution of this Agreement, Buyer and Sellers may make a public disclosure of the fact that the transactions contemplated hereunder have closed and the identities of the parties hereto.

7.3 Expenses. Buyer shall pay all fees and expenses incident to the Transactions which are incurred by Buyer or its representatives or are otherwise expressly allocated to Buyer hereunder, and Sellers shall pay all fees and expenses incident to the Transactions which are incurred by Sellers or their representatives or are otherwise expressly allocated to Sellers hereunder.

7.4 No Assignments. No assignment of all or any part of this Agreement or any right or obligation hereunder may be made by any Party without the prior written consent of Buyer and Sellers, and any attempted assignment without such consent shall be void and of no force or effect; provided, however, that: (a) Buyer may assign any of its rights or delegate any of its duties under this Agreement to any Affiliate of Buyer, except that no such assignment shall relieve Buyer of its obligations hereunder; (b) Buyer may assign its rights, but not its obligations, under this Agreement to any of its financing sources; and (c) either Party and its successors and permitted assigns may assign their rights, but not their obligations, under this Agreement in connection with a transfer of all or substantially all of the assets of such Party.

7.5 Further Assurances. From time to time after the Closing, at the request of any Party or a Party’s affiliates, each other Party or the Party’s affiliates, shall execute and deliver any further instruments, conveyances, and assurances and take such other action as such Party may reasonably request to carry out the Transactions.

7.6 Tax Matters.

7.6.1 Cooperation on Tax Matters. Following the Closing, Sellers, on the one hand, and Buyer, on the other hand, shall cooperate fully, as and to the extent reasonably requested by any other Party, in connection with any inquiry, audit, examination, assessment or other Action with respect to Taxes or the preparation of any Tax Return. Such cooperation shall include the retention and (upon any other Party’s request) the provision of records and information which are reasonably relevant to any such Tax matter or required by the Code or other applicable Law and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Sellers, on the one hand, and Buyer, on the other hand, agree: (a) to retain all books and records with respect to Tax matters pertinent to the Acquired Assets or the Bars Business relating to any taxable period beginning on or before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or any Seller, any extensions thereof) of the respective tax periods, and to abide by all record retention Contracts entered into with any Taxing Authority; (b) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and allow such other Party to take possession of such books and records; (c) to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary, consistent with the other terms and conditions of this Agreement, to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions); and (d) upon request, to provide the other Party with all information that any Party may be required to report pursuant to the Code. Notwithstanding the foregoing, Buyer nor Sellers shall be obligated to provide the other Party with access to any record requests if such access would violate any Law.

7.6.2 Transfer Taxes. Any and all sales, use, value added, transfer, stamp, registration, real property transfer or gains and similar Taxes (including any penalties and interest) (“Transfer Taxes”) incurred as a result of the Transactions shall be paid by 50% by Buyer and 50% by Sellers when due, and Sellers shall file or cause to be filed all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and the expenses associated with filing such Tax Returns shall be borne 50% by Buyer and 50% by Sellers. Such obligations shall survive Closing. Sellers and Buyer shall cooperate in obtaining any available exemptions from such Transfer Taxes.

7.6.3 Allocation of the Purchase Price. The Parties agree that the Purchase Price and other items properly includible in the deemed sales price of the Acquired Assets shall be allocated, for Tax purposes, among the Acquired Assets in a manner consistent with the provisions of Code § 1060 and the Treasury Regulations thereunder and the methodology set forth on Schedule 7.5.3 (the “Allocation Schedule”). Any subsequent adjustment to the Purchase Price will also be allocated in accordance with Code § 1060 and the Treasury Regulations thereunder and the Allocation Schedule. Within ninety (90) days after the Closing Date, Buyer will prepare and deliver to Sellers an allocation of the Purchase Price and any other applicable items (the “Allocation”). Buyer shall permit Sellers to review and comment on the Allocation and will consider in good faith any written comments received from Sellers within thirty (30) days of Buyer’s delivery of the Allocation and promptly inform Sellers of any changes accepted thereto by Buyer. Sellers and Buyer each agree to use such Allocation to prepare and file in a timely manner all Tax Returns including, if applicable, IRS Form 8594, and to take no position in any Tax Return, Tax proceeding or Tax audit that is inconsistent with such Allocation, unless otherwise required under applicable Law or agreed in writing by Sellers or Buyer as required by a Tax audit by a Governmental Authority having jurisdiction over such Party. Sellers and Buyer shall, and shall cause their respective Affiliates to, provide prompt notice to the other of any audit, inquiry or Action with respect to the Allocation. Any adjustments to the Allocation resulting from any audit, inquiry or Action, or from any other post-Closing adjustments to the Purchase Price, shall be prepared by Buyer and delivered to Sellers in a timely manner. Buyer shall permit Sellers to review and comment on any such adjustments and will consider in good faith any written comments received from Sellers within thirty (30) days of Buyer’s delivery of such adjustment (including a schedule thereof) and promptly inform Sellers of any changes accepted thereto by Buyer.

7.6.4 Apportionment of Certain Taxes. In the case of Taxes for which the Tax period is relevant under this Agreement for determining Liability, and the relevant Tax period begins on or before, but ends after, the Closing Date, the amount of Taxes allocable hereunder to the Tax period ending on or before the Closing Date (which shall be the responsibility of the Sellers) shall be deemed to be: (i) in the case of Taxes imposed on a periodic or an arrears basis (including, but not limited to, real property, personal property, ad valorem and other similar Taxes), the amount of such Taxes for the period multiplied by a fraction, the numerator of which is the number of calendar days in such Tax period up to and including the Closing Date, and the denominator of which is the number of calendar days in the entire relevant Tax period; and (ii) in the case of Taxes not described in (i) above (such as Taxes that are based upon or related to income or receipts, specific transactions, or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), the amount of any such Taxes shall be determined as if such taxable period ended as of the end of the Closing Date.

7.7 Restrictive Covenants.

7.7.1 Nondisclosure. Sellers covenant and agree that, from and after the Closing Date, they shall not disclose or use, directly or indirectly, any Confidential Information, except for the benefit of Buyer in the course and scope of any Seller’s provision of services pursuant to the Transition Services Agreement. If the disclosure of Confidential Information is required by Law, Sellers agree to use their best efforts to provide Buyer an opportunity to object to the disclosure and shall give Buyer as much prior written notice as is possible under the circumstances. For purposes of this Agreement, “Confidential Information” means: (a) all information belonging to, used by, or which is in the possession of, any Seller primarily relating to the Bars Business, to the extent such information has not been disseminated to the public or is otherwise not generally known to competitors of any Seller, specifically including information primarily relating to the Bars Business’s historical, current or prospective products, services, strategies, pricing, customers, representatives, suppliers, distributors, technology, finances, employee compensation, computer software and hardware, inventions, developments, or Trade Secrets; and (b) all information relating to the acquisition of the Bars Business by Buyer hereunder, including all strategies, negotiations, discussions, terms, conditions and other information relating to this Agreement, any Seller Ancillary Agreement or any Buyer Ancillary Agreement. If any Seller or any of its Affiliates or their Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, such Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information which such Seller is advised by its counsel in writing is legally required to be disclosed; provided, that, such Seller shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

7.7.2 Noncompetition. Each Seller agrees that, for a period commencing on the Closing Date and terminating on the three (3) year anniversary of the Closing Date, it will not directly, or indirectly through any of its Affiliates, engage in any business anywhere in the United States or Canada in direct competition with the Bars Business, as conducted by the Sellers immediately prior to the Closing (a “Competing Business”); provided, that notwithstanding the foregoing, no Seller shall be prohibited from (i) ownership of less than five percent (5%) of the outstanding debt or equity securities of any Person engaged in a Competing Business; or (ii) the acquisition (by asset purchase, stock purchase, merger, consolidation or otherwise) by such Seller of the stock, business or assets of any Person that at the time of such acquisition is engaged in a Competing Business (an “Acquired Competing Business”), and the continuation of such Acquired Competing Business following such acquisition, provided that so long as such Acquired Competing Business generated no more than twenty-five percent (25%) of the net revenues of the combined businesses that are being acquired as part of the same transaction or related transactions in which such Acquired Competing Business is being acquired. Such percentage shall be measured over the last twelve (12) months for which such financial data are available prior to the execution of the definitive agreement for such acquisition. In the event of (A) the acquisition by any Person of more than 50% of the voting securities of TreeHouse, (B) the consummation of a merger, consolidation or reorganization, the result of which is that the shareholders of TreeHouse immediately prior to the merger, consolidation or reorganization do not own or control immediately after the merger, consolidation or reorganization at least 50% of the value of the outstanding equity or combined voting power of the then outstanding voting securities of TreeHouse, or (C) a sale or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of TreeHouse and its subsidiaries (taken as a whole), then the covenants set forth in this Section 7.7.2 shall terminate and be of no further force or effect.

7.7.3 Nonsolicitation. For a period commencing on the Closing Date and terminating on the three (3) year anniversary of the Closing Date, no Seller shall, directly or indirectly, solicit (or assist or encourage any other Person to solicit) for employment any salaried Transferred Employees; provided, however, that this Section 7.7.3 shall not prohibit the Sellers from: (i) publishing or sending out a general public advertisement or other such general solicitation for employment not targeted to any Transferred Employees; or (ii) engaging any recruiting firm or similar organization to identify and solicit persons for employment on behalf of any Seller, so long as such recruiting firm or organization does not target, and no Seller has instructed or otherwise directed such recruiting firm or organization to target, any of the salaried Transferred Employees.

7.8 Employment Matters.

7.8.1 Buyer shall offer employment to the individuals listed on Schedule 7.7 (the “Offered Employees”) after Closing. Those Offered Employees who accept such offers of employment and commence employment with Buyer in accordance therewith shall be referred to herein as the “Transferred Employees,” and the Offered Employees who do not accept such offers of employment (including those who do not commence such employment) and the employees of Sellers not included in the Offered Employees shall collectively be referred to herein as “Excluded Employees.” No provision of this Agreement shall be construed to prohibit Buyer from having the right to terminate the employment of any Transferred Employee, with or without cause. Sellers shall terminate effective as of the Closing Date all employment and employment agreements it has with any of the Transferred Employees. Sellers shall reasonably facilitate Buyer’s access to the Offered Employees after the date of this Agreement and shall not take any action with the intent to dissuade an Offered Employee from accepting Buyer’s offer of employment. Sellers shall pay, on the last day of employment or such later date as permitted by Applicable Law, to each Transferred Employee his or her final pay and other applicable compensation, accrued and unused vacation and other paid-time-off to the extent required by applicable Law or Seller policies.

7.8.2 Notwithstanding Section 7.8.1, each Offered Employee who is on a leave of absence, whether paid or unpaid, in each case, as of immediately prior to the Closing (each, an “Inactive Employee”) shall remain an employee of the applicable Seller and its Affiliates. Subject to such Seller notifying Buyer of an Inactive Employee’s return to active employment within ten (10) Business Days of such return, Buyer or one of its Affiliates shall make an offer of employment to such Inactive Employee on terms consistent with those applicable to Offered Employees generally under Section 7.8.1, provided that, the Inactive Employee returned to active employment with such Seller or one of its Affiliates within six (6) months following the Closing Date, and such Inactive Employees who commence employment with Buyer or its Affiliates pursuant to this Section 7.8.2 shall be considered Transferred Employees. Notwithstanding the foregoing, Buyer may, but shall not be obligated to, make an offer of employment to any Inactive Employee who returns to active employment after six (6) months following the Closing Date on terms consistent with those applicable to Offered Employees generally under Section 7.8.1.

7.8.3 Sellers shall be responsible for complying with the requirements of COBRA for all of its employees (including the Transferred Employees and the Excluded Employees) and their “qualified beneficiaries” whose “qualifying event” (as such terms are defined in Code Section 4980B or the applicable state law or regulation) occurs prior to the Closing Date or occurs in connection with the purchase and sale of the Acquired Assets under this Agreement. Buyer shall have no liability under COBRA for any employee of Sellers or the “qualified beneficiary” of any other employee of Sellers that does not become a Transferred Employee, including the Excluded Employees. In addition, Buyer shall have no liability under COBRA for any Transferred Employees or the “qualified beneficiary” of any Transferred Employee whose “qualifying event” occurs prior to the date the Transferred Employee becomes a Transferred Employee in accordance with Section 7.8.1 (to the extent such liability relates to that “qualifying event” prior to the date the Transferred Employee becomes a Transferred Employee). Further, each Seller shall provide information and services to Transferred Employees regarding the Transferred Employees’ rights and options with respect to the Seller Plans, including without limitation, (i) each Seller agrees to provide information in a timely manner to the Offered Employees regarding their conversion rights with respect to any employee benefit plans in which such Transferred Employees participated in prior to the Closing, and (ii) each Seller agrees to provide information in a timely manner to Transferred Offered Employees regarding their flexible spending accounts and the wind down thereof.

7.8.4 Buyer does not accept assignment of and shall not sponsor any Seller Plans, nor shall any Liabilities related thereto (including but not limited to any right to severance payments or parachute payments in connection with Seller’s termination of or employment of such Transferred Employee) be deemed to be Assumed Liabilities under this Agreement.

7.8.5 Sellers shall make the Form I-9 for each Transferred Employee in Sellers’ possession available to Buyer on or before the Closing Date, and not later than ten (10) days prior to the Closing Date, Seller shall provide a list of Offered Employees for whom it does not have a Form I-9.

7.8.6 With respect to the Seller 401(k) Plan:

(a) Prior to the Closing, Sellers shall take all necessary actions to fully vest each Transferred Employee in his or her account balance under the applicable Seller 401(k) Plan.

(b) Sellers shall make any applicable Seller 401(k) Plan matching contribution or any profit-sharing or other non-elective contribution for which the Transferred Employees are eligible (notwithstanding any “last day of the year” eligibility requirement), within 10 Business Days of Sellers’ issuance of the final paychecks for such Transferred Employees.

(c) Transferred Employees may be permitted to “roll over” assets previously held in the Seller 401(k) Plan into an applicable Buyer 401(k) Plan, excluding any outstanding Seller 401(k) Plan loans, provided that, with respect to loans each applicable Seller shall cause its Seller 401(k) Plan to permit Transferred Employees with loans in such plans to make coupon repayments of such loans (without incurring a deemed distribution).

7.8.7 Sellers shall pay to each Transferred Employee who is eligible for a bonus payment pursuant to any applicable bonus program maintained by Sellers an amount equal to such Transferred Employee’s target bonus, prorated to the Closing Date. Such bonus payment will be included in the final paycheck for such Transferred Employee.

7.8.8 No less than five (5) days after the signing of this Agreement, the Sellers will provide the Buyer with information sufficient to permit the Buyer to obtain medical and other health and welfare benefit plan underwriting for stop-loss coverage as reasonably requested by Buyer.

7.8.9 Without limitation, this Section 7.8 will not create any third-party beneficiary rights, express or implied, and will not be enforceable by any current or former employee, any spouse, dependent or beneficiary of any current or former employee, or any other Person who is not a party to this Agreement. This Section 7.8 will not be deemed to be an establishment of or amendment to any employee benefit plan.

7.9 Cooperation on Claims. For a period of five (5) years following the Closing, Sellers shall retain the Books and Records (excluding personnel files) of Sellers which relate to the Bars Business and its operations for periods prior to the Closing, and upon reasonable notice, afford Buyer reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such Books and Records as is necessary for financial reporting and accounting matters, the preparation and filing of any Tax Returns or the defense of any third party claims or the assertion of counterclaims or claims by Buyer; provided that such access shall be in a manner that does not interfere with the normal business operations of Sellers or their respective representatives.

7.10 Wrong Pocket.

7.10.1 In the event any Seller or any of its Affiliates receives any payment or comes into possession of any funds that are (or resulting from) any Acquired Asset after the Closing, each Seller agrees to promptly remit (or cause to be promptly remitted) to Buyer such funds within five (5) Business Days of receipt. In the event any Seller or any of its Affiliates receives an invoice related to any Assumed Liability after the Closing, such Seller will provide (or cause to be provided) Buyer with such invoice promptly upon its receipt. Nothing in this Section 7.10.1 will impose any duty or obligation on any Seller or any of its Affiliates to collect any payments or amounts for Buyer.

7.10.2 In the event Buyer receives any payment or comes into possession of any funds that are (or resulting from) any Excluded Asset after the Closing, Buyer agrees to promptly remit (or cause to be promptly remitted) to Sellers such funds within three (3) Business Days of receipt. In the event Buyer or any of its Affiliates receives an invoice related to any Retained Liability after the Closing, Buyer will provide (or cause to be provided) Sellers with such invoice promptly upon its receipt. Nothing in this Section 7.10.2 will impose any duty or obligation on Buyer to collect any payments or amounts for Sellers.

7.11 Bulk Sales Laws. Buyer and Sellers hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Acquired Assets to Buyer; it being understood that any Liabilities arising out of the failure of Sellers to comply with the requirements and provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction Liabilities shall be treated as Retained Liabilities.

7.12 Customer Inquiries. Following the Closing Date, any inquiries of any customer or potential customer of the Business that are received by Sellers (whether orally or in writing) shall be promptly referred to Buyer.

7.13 Post-Closing Financial Information. Within fourteen (14) calendar days of the Closing Date, Sellers shall prepare and deliver to Buyer internally-prepared, carve-out unaudited profit and loss statements of the Bars Business for the one month period ending on September 30, 2023, in form and substance similar to the other P&L Statements, which shall (i) be prepared in accordance with GAAP, consistently applied, without modification of the accounting principles used in the preparation thereof throughout the periods presented, except for (A) the exceptions to GAAP set forth in Schedule 3.3, and (B) the absence of balance sheets and normal disclosures made in footnotes, and (ii) shall present fairly in all material respects the results of operations for the period then ended, including all revenue and expenses of the Bars Business.

ARTICLE 8

Indemnification

8.1 Indemnification of Buyer. From and after the Closing, each Seller (jointly and severally) shall indemnify and defend Buyer and its officers, directors, managers, employees, agents, partners, equity holders, members, Affiliates, successors and permitted assigns (collectively, the “Buyer Indemnitees”) against and hold the Buyer Indemnitees harmless from and against Losses incurred or sustained by the Buyer Indemnitees:

(a) related to, arising out of or caused by any inaccuracy in, or breach of, any representation or warranty contained in Article 3, any Seller Ancillary Agreement or any certificate delivered by or on behalf of any Seller pursuant to this Agreement, other than any Seller Fundamental Representation (which Seller Fundamental Representations are subject to Section 8.1(b)), on the part of any Seller;

(b) related to, arising out of or caused by any inaccuracy in, or breach of, any Seller Fundamental Representation, on the part of any Seller;

(c) related to, arising out of or caused by any breach or nonperformance of any covenant or obligation made or incurred by any Seller herein;

(d) related to, arising out of or caused by any Retained Liabilities, including, without limitation:

(i) any Taxes of Sellers for any Tax period and Taxes related to, or imposed upon, the Acquired Assets or the Bars Business with respect to Tax periods (or portions thereof) prior to and including the Closing Date (other than any Transfer Taxes that are the responsibility of Buyer pursuant to Section 7.6.2);

(ii) related to, arising out of or caused by any Excluded Asset; and/or

(iii) related to, arising out of or caused by any of the matters set forth on Schedule 8.1(d)(iii).

8.2 Limitations on Indemnification of Buyer. The indemnification of the Buyer Indemnitees provided for in this Agreement shall be subject to the following limitations:

(a) (i) any claim by a Buyer Indemnitee for indemnification pursuant to Section 8.1(a) shall be required to be made by delivering notice to Sellers on or before the eighteen (18)-month anniversary of the Closing Date, provided that any claim by a Buyer Indemnitee for indemnification with respect to a breach of or inaccuracy in any representation or warranty in Section 3.5 (Taxes) shall be required to be made by delivering notice to Sellers at any time prior to sixty (60) days following the expiration of the applicable statute of limitations (including valid extensions thereof); (ii) any claim by a Buyer Indemnitee for indemnification pursuant to Section 8.1(b) shall be required to be made by delivering notice to Sellers at any time prior to sixty (60) days following the expiration of the applicable statute of limitations (including valid extensions thereof), (iii) any covenants or obligations described in Section 8.1(c) or Section 8.1(d) shall survive in accordance with their terms until sixty (60) days following the expiration of any applicable statute of limitations, and (iv) any claim by a Buyer Indemnitee for Fraud may be made at any time following the Closing Date.

(b) Notwithstanding anything to the contrary, the Buyer Indemnitees shall not be entitled to recover from Sellers under this Article 8 with respect to claims pursuant to Section 8.1(a) unless and until (x) the amount of any individual Loss (aggregating all Losses arising from multiple claims arising from the same or substantially similar or related facts or circumstances) exceeds $[* * *] and (y) the aggregate amount of all Losses suffered or incurred by all Buyer Indemnitees under Section 8.1(a) that satisfy the foregoing clause (x) exceeds [* * *] of the Purchase Price (the “Deductible”). Once the aggregate amount of Losses suffered or incurred by the Buyer Indemnitees pursuant to Section 8.1(a) exceeds the Deductible, the Buyer Indemnitees shall be entitled to indemnification only for the amount of all claims for Losses in excess of the Deductible made by the Buyer Indemnitees pursuant to Section 8.1(a) (and subject to the other limitations contained herein). For purposes of clarity, in no event shall the Deductible apply with respect to any Losses relating to a claim for indemnification pursuant to Sections 8.1(b) through 8.1(d) or for Fraud.

(c) The maximum liability of Sellers under Section 8.1(a) (other than with respect to a Fraud claim) shall in no event exceed an aggregate amount equal to [* * *] of the Purchase Price. The maximum aggregate liability of Sellers under Section 8.1 shall in no event exceed an aggregate amount equal to the Purchase Price.

8.3 Indemnification of Sellers. From and after the Closing Date, Buyer shall indemnify Sellers and their officers, directors, managers, employees, agents, partners, equity holders, members, Affiliates, successors and permitted assigns (collectively, the “Seller Indemnitees”) against and hold the Seller Indemnitees harmless from any Losses related to, arising out of or caused by: (a) any inaccuracy in, or breach of, any of the representations and warranties made by Buyer in Section 4.1, Section 4.2 or Section 4.5, (b) up until the eighteen (18) month anniversary of the Closing Date, any inaccuracy in, or breach of, any of the other representations and warranties made by Buyer in Article 4; (c) any breach or nonperformance of any covenant or obligation made or incurred by Buyer herein; (d) any Assumed Liabilities; (e) any Transfer Taxes that are the responsibility of Buyer pursuant to Section 7.6.2; and (f) events occurring after the Closing related to Buyer’s ownership of the Acquired Assets and Buyer’s operation of the Bars Business after the Closing.

8.4 Procedures Relating to Indemnification.

8.4.1 Third-Party Claims.

(a) In order for a Buyer Indemnitee or Seller Indemnitee (the “indemnitee”) to be entitled to any indemnification provided for under this Agreement in respect of, arising out of, or involving a claim or demand made by any Person against the indemnitee (a “Third-Party Claim”), such indemnitee must notify the Party from whom indemnification hereunder is sought (the “indemnitor”) in writing of the Third-Party Claim reasonably promptly after such claim or demand is first asserted. Such notice shall state in reasonable detail the amount or estimated amount of such Third-Party Claim (if reasonably ascertainable), and shall identify the basis (or bases) for such Third-Party Claim (to the extent reasonably ascertainable). Failure or delay to give such notification shall not relieve the indemnitor of its indemnification obligation provided hereunder except to the extent the indemnitor shall have been actually and materially prejudiced as a result of such failure. Thereafter, the indemnitee shall deliver to the indemnitor copies of all material notices and documents relating to the Third-Party Claim (as reasonably requested by the indemnitor) so long as any such disclosure would not, in the reasonable opinion of counsel, have an adverse effect on the attorney-client or any other privilege that may be available to the indemnitee in connection therewith.

(b) If a Third-Party Claim is made against an indemnitee and if (i) the Deductible has been exceeded (if the indemnitors are Sellers and it is reasonably likely that the indemnitors (if the indemnitors are the Sellers) will bear a greater proportion of the resulting Losses (due to the applicable limitations and obligations set forth in this Agreement) than the indemnitee), (ii) such Third-Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iii) the Third-Party Claim does not involve a Material Customer, Material Supplier or Governmental Authority (other than a claim with respect to Taxes made by a Taxing Authority),

(iv) settlement of, or an adverse judgment with respect to, the Third-Party Claim is not, in the good faith judgment of the indemnitee, likely to establish a precedential custom or practice adverse to the continuing business interests or the reputation of the indemnitee, and (v) the indemnitor conducts the defense of the Third-Party Claim actively and diligently, the indemnitor may elect to assume and control the defense thereof, at its expense, with counsel selected by the indemnitor that is reasonably acceptable to indemnitee, by providing the indemnitee with notice within fifteen (15) days after the indemnitor’s receipt from the indemnitee of notice of the Third-Party Claim. If the indemnitor assumes such defense, the indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnitor; provided that indemnitee’s expenses of counsel shall be an indemnified Loss for purposes of this Article 8 if such counsel reasonably concludes that a conflict exists between indemnitee and indemnitor that cannot be waived. If the indemnitor is eligible to assume the defense of a Third-Party Claim pursuant to this Section 8.4.1(b) and the indemnitor elects not to assume such defense, the indemnitor shall reimburse the indemnitee for any Losses incurred by indemnitee in the defense of such Third-Party Claim.

(c) If the indemnitor so assumes the defense of any Third-Party Claim, all of the indemnitees shall reasonably cooperate with the indemnitor in the defense or prosecution thereof. Such cooperation shall include, at the expense of the indemnitor, the retention and (upon the indemnitor’s request) the provision to the indemnitor of records and information which are reasonably relevant to such Third-Party Claim, and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the indemnitor has assumed the defense of a Third-Party Claim, the indemnitor shall not admit any liability with respect to, or settle, compromise or discharge such Third-Party Claim without the indemnitee’s prior written consent (which consent shall not be unreasonably withheld or delayed).

(d) If the indemnitor so assumes the defense of any Third-Party Claim, in the event that any of the conditions under Section 8.4.1(b) is or becomes unsatisfied, however, (i) the indemnitee may defend against, and consent to the entry of any judgment on or enter into any settlement with respect to, the Third-Party Claim in any manner it may reasonably deem appropriate, (ii) the indemnitor will reimburse the indemnitee promptly and periodically for the costs of defending against the Third-Party Claim (including reasonable attorneys’ fees and expenses), and (iii) the indemnitor will remain responsible for any Losses the indemnitee may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim to the fullest extent provided in this Article 8.

(e) No Seller shall settle, compromise or discharge any Third-Party Claim (including pursuant to an indemnity obligation) with respect to any claim or matter indemnifiable pursuant to Section 8.1(d)(iii) without providing Buyer reasonable opportunity to review and provide comments with respect to any agreements governing such settlement, compromise or discharge, and such Seller shall further consider any such comments from Buyer in good faith prior to any such settlement, compromise or discharge.

8.4.2 Direct Claims. In the event an indemnitee has a claim against an indemnitor under this Agreement that does not involve a Third-Party Claim (a “Direct Claim”), the indemnitee shall deliver written notice of such Direct Claim to the indemnitor reasonably promptly following discovery of any indemnifiable Loss, but in any event not later than the last date set forth in Section 8.2, as the case may be, for making such Direct Claim. Such notice shall state in reasonable detail the amount or estimated amount of such Direct Claim (if reasonably ascertainable), and shall identify the basis (or bases) for such Direct Claim (to the extent reasonably ascertainable). Failure or delay to give such notification shall not affect the indemnification obligations provided hereunder, except to the extent the indemnitor shall have been actually and materially prejudiced as a result of such failure. The indemnitor shall have thirty (30) days after receipt of such notice to respond in writing to such Direct Claim. The indemnitee shall allow the indemnitor and its representatives a reasonable opportunity to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim, and the indemnitee shall assist the indemnitor’s investigation by giving such information and assistance as may be reasonably requested. If the indemnitor does not respond within such thirty (30)-day period, the indemnitor shall be deemed to have rejected such claim, in which case the indemnitee shall be free to pursue such remedies as may be available to the indemnitee on the terms and subject to the provisions of this Agreement.

8.5 Other. For all purposes of this Article 8, “Losses” shall be net of any amounts actually paid to an indemnitee under any insurance policy or Contract in connection with the facts giving rise to the right of indemnification hereunder; provided, however, that the amount deemed to be paid under such insurance policies shall be net of the deductible for such policies, any premium increases and any out-of-pocket costs incurred by the indemnitee in connection with the collection of any such amounts paid under such insurance policy or Contract.

8.5.1 [* * *].

8.5.2 Tax Treatment. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

8.5.3 Exclusion of Certain Types of Damages. All indemnification obligations will exclude punitive damages, except to the extent the indemnified party is required to pay such amounts to third parties.

8.6 Limitation of Remedies. Each Party acknowledges and agrees that from and after the Closing, the sole and exclusive remedy with respect to any and all claims relating to this Agreement (other than Fraud claims or claims involving equitable or injunctive relief) shall be pursuant to the provisions set forth in this Article 8. All claims for indemnification must be asserted in good faith and, to the extent applicable to such claims, within the relevant time periods set forth in this Article 8.

8.8 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is [* * *] after the Closing Date; provided, however, that the Seller Fundamental Representations shall survive the Closing for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof). All covenants and agreements shall survive the Closing for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof). Notwithstanding the foregoing, any indemnification claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

ARTICLE 9

Termination

9.1 Termination. Notwithstanding anything to the contrary herein, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing solely as follows:

(a) by mutual written consent of Sellers, on the one hand, and Buyer, on the other hand;

(b) on or after the End Date, by Sellers, on the one hand, or Buyer, on the other hand, by written notice to the other party if the Closing has not occurred on or before the date such notice is given; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c) by Sellers by written notice to Buyer if Buyer has breached, or caused the breach of, its representations, warranties, covenants, agreements or other obligations hereunder in a manner that would reasonably be expected to cause the conditions set forth in Section 6.1.3(a) or Section 6.1.3(b) not to be satisfied by the End Date and such breach has not been cured by the earlier of (i) thirty (30) days following written notification thereof to Buyer by Sellers or (ii) the End Date;

(d) by Buyer by written notice to Sellers if any Seller has breached, or caused the breach of, its representations, warranties, covenants, agreements or other obligations hereunder in a manner that would reasonably be expected to cause the conditions set forth in Section 6.1.2(a), Section 6.1.2(b) or Section 6.1.2(d) not to be satisfied by the End Date and such breach has not been cured by the earlier of (i) thirty (30) days following written notification thereof to Sellers by Buyer or (ii) the End Date; or

(e) by either Sellers, on the one hand, or Buyer, on the other hand, by giving written notice to the other if any Governmental Body with competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement, and such Order or other action shall not be subject to appeal or shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to any party whose action or failure to act (including the breach of this Agreement) has resulted in such Order or other action.

9.2 Effect of Termination. In the event this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties hereunder shall terminate and this Agreement shall become null and void and of no further force and effect, except for this Section 9.2 and Article 11, and any corresponding definitions set forth in this Agreement, each of which will survive such termination, and except that such termination shall not relieve any party of any liability for any breach of this Agreement or Fraud prior to such termination.

ARTICLE 10

Certain Definitions

When used in this Agreement, the following terms in all of their singular or plural tenses, cases and correlative forms shall have the meanings assigned to them in this Article 10, or elsewhere in this Agreement as indicated in this Article 10:

“Acquired Assets” is defined in Section 2.1.1.

“Acquired Competing Business” has the meaning set forth in Section 7.7.2.

“Action” mean means any claim, charge, notice of violation, citation, summons, subpoena, complaint, demand, action, suit, lawsuit, audit, lawsuit, litigation, proceeding, investigation, hearing, or arbitration (in each case, whether civil, criminal, regulatory or administrative) that is, or could be, brought before any Governmental Authority or arbitrator, whether at law or in equity.

An “Affiliate” of a specified Person means any other Person which, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control” of any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting capital stock, by Contract, or otherwise.

“Agreement” is defined in the Preamble.

“Allocation” is defined in Section 7.6.3.

“Allocation Schedule” is defined in Section 7.6.3.

“Annual P&L Statements” is defined in Section 3.3.

“Assumed Contracts” is defined in Section 2.1.1(d).

“Assumed Liabilities” is defined in Section 2.1.3.

“Bars Facility” means the real property owned by one or more Sellers located at 21325 Hamburg Ave. and 21340 Hayes Ave., Lakeville, MN 55044, together with all improvements, buildings and fixtures located thereon and appurtenant rights and interests associated therewith.

“Bars Business” is defined in the Preamble.

“Bars Inventory” is defined in Section 2.1.1(b).

“Base Purchase Price” has the meaning set forth in Section 2.2.

“Bill of Sale and Assignment and Assumption Agreement” means the Bill of Sale and Assignment and Assumption Agreement between Buyer and Sellers, dated as of the Closing Date.

“Biometric Data” means any biometric data consisting of or based upon fingerprints, finger-scans, or hand-scans of Transferred Employees, including but not limited to data that is a “biometric identifier” or “biometric information” as defined in the Illinois Biometric Information Privacy Act, 740 ILCS 14/1, et seq.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in Chicago, Illinois are authorized or obligated by law to close.

“Business IT Systems” means all Software, computer hardware, servers, networks, platforms, peripherals and similar or related items of automated, computerized or other information technology (IT) networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed or used (including through cloud-based or other third-party service providers) in the operation of the Bars Business.

“Buyer” is defined in the Preamble.

“Buyer 401(k) Plan” means any defined contribution retirement plan that is intended to be qualified pursuant to Code Section 401(a) that is maintained by the Buyer or an Affiliate in which Transferred Employees will be eligible to participate.

“Buyer Ancillary Agreements” is defined in Section 4.1.

“Buyer Indemnitees” is defined in Section 8.1.

“Certifications” is defined in Section 3.9.1.

“Closing” and “Closing Date” are defined in Article 6.

“Closing Date Inventory Amount” means the book value of the Bars Inventory as of the Closing Date.

“Closing Date Inventory Statement” has the meaning set forth in Section 2.4.1.

“Closing Date Purchase Order” has the meaning set forth in Section 5.1(j).

“Closing Payment” has the meaning set forth in Section 2.2.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Competing Business” has the meaning set forth in Section 7.7.2.

“Confidential Information” is defined in Section 7.7.1.

“Confidentiality Agreement” means the letter agreement, dated as of June 14, 2023 by and between Buyer and TreeHouse Foods, Inc.

“Contract” means any written or oral agreement, deeds, mortgages, licenses, instruments, notes, contract, lease, purchase and sales order, commitment, arrangement, understanding, letters of understanding or undertaking.

“Data Security Breach” means a breach of security leading to the accidental or unlawful theft, destruction, loss, alteration, unauthorized disclosure or acquisition of, or access to, any data or other information, including Personal Information, maintained, owned, transmitted or otherwise possessed by a Person (including any such incident that has required, or which a Person determines does or will require, notice thereof to any other Person under any applicable Law or its internal policies).

“Deductible” is defined in Section 8.2(b).

“Direct Claims” is defined in Section 8.4.2.

“Disclosure Schedules” means the disclosure schedules annexed hereto and made a part hereof.

“Disputed Amounts” has the meaning set forth in Section 2.4.4.

“End Date” means the two (2) month anniversary of the date of this Agreement.

“Environmental Law” means any Law, Order or Permit relating to contamination, pollution (or the cleanup thereof) or the protection of the environment, natural resources, endangered or threatened species, human health and safety and worker health and safety (in respect to the handling of, or exposure to, Hazardous Substances). The term “Environmental Law” includes the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Permits” means all Permits that are required for the operation of the Acquired Assets or the Bars Business as currently conducted pursuant to applicable Environmental Laws.

“Equipment” is defined in Section 2.1.1(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all rules and regulations adopted pursuant thereto.

“Estimated Closing Date Inventory Amount” has the meaning set forth in Section 2.3.

“Excluded Assets” is defined in Section 2.1.2.

“Excluded Records” is defined in Section 2.1.2(j).

“FDA” means the United States Food and Drug Administration.

“FDA Laws” is defined in Section 3.9.2.

“FDCA” means the Federal Food, Drug and Cosmetic Act, as amended, 21 U.S.C. Section 301 et seq., as amended, and all rules and regulations adopted pursuant thereto.

“Fixed Assets” has the meaning set forth in Section 2.1.1(a).

“FPLA” means the Fair Packaging and Labeling Act as it relates to foods and cosmetics, 15 U.S.C. Section 1451 et seq., as amended, and all rules and regulations adopted pursuant thereto.

“Fraud” means actual and intentional common law fraud (and not constructive fraud, negligent misrepresentation or omission, or any form of fraud premised on recklessness or negligence).

“GAAP” means United States generally accepted accounting principles as in effect at the time of closing.

“Governmental Authority” means any domestic, foreign or multi-national federal, state, provincial, regional, municipal or local governmental or administrative authority, including any court, tribunal, agency, bureau, committee, board, regulatory body, administration, commission or instrumentality constituted or appointed by any such authority.

“Hazardous Substances” means each substance designated and regulated as a “hazardous waste,” “hazardous substance,” “hazardous material,” “pollutant,” “contaminant” or “toxic substance,” as those terms are defined under any Environmental Law, including petroleum, petroleum byproducts, hydrocarbons, friable asbestos-containing material, radon, radioactive materials, urea formaldehyde, per- or polyfluoroalkyl substances, polychlorinated biphenyls and any substance or material that is otherwise regulated by any Environmental Law.

“Inactive Employee” has the meaning set forth in Section 7.8.2.

“Inbound Licenses” is defined in Section 3.12.4.

“Indebtedness” means with respect to any Person (a) all obligations of such Person for borrowed money, whether current or funded, secured or unsecured, (b) all obligations of such Person for the deferred purchase price of any property or services (other than trade accounts payable reflected on the balance sheet of such Person as current liabilities arising in the ordinary course of the business consistent with past practice of such Person from the purchase of inventory and supplies), (c) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (d) all obligations of such Person secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien, (e) all obligations under leases which shall have been or should be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as lessee, (f) any obligation of such Person in respect of bankers’ acceptances or letters of credit, (g) any obligations secured by liens on property acquired by such Person, whether or not such obligations were assumed by such Person at the time of acquisition of such property, (h) all unfunded employee benefit plans, (i) all obligations of a type referred to in clause (a), (b), (c), (d), (e), (f), (g) or (h) above which are directly or indirectly guaranteed by such Person or which it has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a credit against loss, (j) interest, principal, prepayment penalty, fees, or expenses, to the extent due or owing in respect of those items listed in clauses (a) through (h) above, whether resulting from their payment or discharge or otherwise, and (k) any refinancing of any of the foregoing obligations.

“indemnitee” and “indemnitor” are defined in Section 8.4.1(a).

“Independent Accountant” has the meaning set forth in Section 2.4.4.

“Independent Contractor” has the meaning set forth in Section 3.6.1.

“Intellectual Property” means all rights arising from or in respect of any of the following in any jurisdiction throughout the world: (a) patents, patent applications, patent disclosures and inventions, including any continuations, divisionals, continuations-in-part, extensions, renewals, reissues, and reexaminations for any of the foregoing (collectively “Patents”); (b) trademarks, design rights, service marks, service names, trade dress rights, trade names, brand names, slogans and logos, Net Names, and registrations and applications for registration thereof, together with all of the goodwill associated therewith or symbolized thereby (collectively, “Marks”); (c) Internet domain names, subdomains, URLs, website names, social media site names, user names, handles, email addresses, log-in names, passwords, pin numbers, customer numbers, and the like, or other account information necessary to access, transfer, use and update all of the foregoing (“Net Names”); (d) copyrights (registered or unregistered) and registrations and applications for registration thereof, including copyrights in website content, Software and mask works, and all moral rights or similar attribution rights (“Copyrights”); (e) any intellectual property rights in computer software (specifically excluding (i) all uncustomized, commercially available or off the shelf Software licensed to the Company on standard terms and conditions entered into in the ordinary course of business with replacement, annual, or one-time license fees of no more than One Hundred Thousand Dollars ($100,000) in the aggregate, and (ii) software and firmware embedded in computers, servers, smartphones and electronic equipment owned or leased by Sellers), data, data bases and documentation thereof software, applications, and programs, including all algorithms, models and methodologies, whether in source code (human readable format), object code (machine readable format) or other form, databases, database rights, data compilations, and collections of data (including technical data), whether machine readable or otherwise (“Software”); (f) trade secrets and other confidential and proprietary information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information) (collectively, “Trade Secrets”); (g) rights of publicity and privacy and in social media usernames, accounts, identifiers, and handles; (h) other intellectual property rights and other similar proprietary rights and industrial rights, in any jurisdiction, whether registered or unregistered, including foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature or having similar effect in any jurisdiction throughout the world; (j) applications, registrations, issuances, renewals, extensions or equivalents or counterparts of any of the foregoing in any jurisdiction; and (k) copies, documentation, and tangible embodiments thereof (in whatever form or medium).

“Intellectual Property Assets” is defined in Section 2.1.1(c).

“Interim P&L Statement” is defined in Section 3.3.

“Inventory Methodology” has the meaning set forth in Section 2.4.1.

“IRS” means the United States Internal Revenue Service.

“Law” means any common law decision and any federal, state, regional, local or foreign law, statute, constitution, treaty, judgement, decree, ordinance, code, rule, regulation or Order, or other requirement of any Governmental Authority.

“Liability” and “Liabilities” means any responsibility, obligation, duty, commitment, claim or liability, whether known or unknown, accrued, absolute, contingent or otherwise.

“Licensed Intellectual Property Assets” means the Intellectual Property Assets licensed to any Seller by a third party, but excluding any uncustomized, commercially available or off the shelf Software licensed to any Seller on standard terms and conditions entered into in the ordinary course of business with replacement, annual, or one-time license fees of no more than $25,000 in the aggregate.

“Lien” means any lien, charge, mortgage, deed of trust, pledge, right of others, ownership interest of others, lease, sublease, license, occupancy agreement, title retention agreement, easement, encumbrance, security interest, adverse claim or interest or any other title defect or restriction of any kind.

“Loss” or “Losses” means any and all losses, liabilities, deficiencies, judgments, interest, awards, damages, diminution in value, costs, disbursements, expenses and penalties, actions, allegations, notices of violation, Taxes, loss of Tax benefits, and notices of liability and any claims in respect thereof (including amounts paid in settlement and reasonable costs of investigation, legal fees and costs, and accounting expenses).

“Material Adverse Effect” means any fact, change, occurrence, condition, event, development, effect or circumstance that, individually or in the aggregate, has had or is reasonably likely to have, a material adverse change in or effect on (a) the business, assets, prospects or condition (financial or otherwise) of the Bars Business or (b) the ability of any Seller to perform its obligations under this Agreement or the Seller Ancillary Agreements or consummate the Transactions; provided that no change, circumstance, effect, event or fact shall be deemed to constitute, nor shall any of the foregoing be taken into account in determining whether there has been a Material Adverse Effect, to the extent that such change, event, development, effect or circumstance results from or is attributable to: (i) a general deterioration in the economy; (ii) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including acts of terrorism; or (iii) conditions generally affecting companies in the industry in which the Bars Business operates; provided, however, that any change, event, development, effect or circumstance referred to in clauses (i) through (iii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably likely to occur to the extent that such change, event, development, effect or circumstance has a disproportionate effect on the Bars Business compared to other participants in the industries in which the Bars Business operates.

“Material Customers” is defined in Section 3.16.

“Material Suppliers” is defined in Section 3.16.

“Order” is defined in Section 3.14.

“Organizational Documents” means: (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership, or the operating agreement and the articles of organization or certificate of formation of a limited liability company; (d) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person; (e) the declaration of trust and trust agreement of any trust; and (f) any amendment to any of the foregoing.

“Outbound Licenses” is defined in Section 3.12.2.

“Owned Intellectual Property Assets” means the Intellectual Property Assets owned (or purported to be owned) by any Seller.

“P&L Statements” is defined in Section 3.3.

“Party” and “Parties” are defined in the Preamble.

“Permits” is defined in Section 3.9.1.

“Permitted Liens” means: (a) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, if the underlying obligation is not delinquent or in dispute and appropriate reserves have been set aside in accordance with GAAP; (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business under which no Seller is in default; (c) Liens for current Taxes and utilities not yet due and payable or which may hereafter be paid without penalty or which are being contested in good faith, and, in connection therewith, appropriate reserves have been set aside in accordance with GAAP; (d) easements, covenants, rights-of-way and other similar restrictions or conditions of record acceptable to Buyer; and (e) zoning, building and other similar ordinances or restrictions imposed by applicable Laws; provided that none of (d) and (e), individually or in the aggregate, materially impairs the use or value of any asset to which it or they relate.

“Person” means an individual, a corporation, a limited liability company, joint venture, a partnership, a trust, an unincorporated association, a government or any agency, instrumentality or political subdivision of a government, or any other entity or organization.

“Personal Information” means any information that relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, to an individual including, biometric data, name, address, phone number, e-mail address, account number(s), and/or identification number(s).

“Plan” means (in each case, whether written or oral): (a) all employee benefit plans (as defined in ERISA § 3(3)); and (b) all bonus (including transaction-based bonus), incentive compensation, equity or equity-based, equity appreciation right, phantom equity, restricted equity, performance equity, employee equity ownership, equity purchase, deferred compensation, change in control, employment, noncompetition, nondisclosure, vacation, holiday, sick leave, retention, severance, retirement, savings, pension, money purchase, target benefit, cash balance, excess benefit, supplemental executive retirement, profit sharing, life insurance, cafeteria (Section 125), adoption assistance, dependent care assistance, voluntary employees beneficiary, multiple employer welfare, medical, dental, vision, severance, change in control, supplemental unemployment compensation, accident, disability, fringe benefit, welfare benefit, paid time off, employee loan, and salary continuation plans, programs, policies, Contracts, commitments, practices, and associations including any trust, escrow or other agreement related thereto and any similar plans, programs, policies, Contracts, commitments and practices.

“Post-Closing Inventory Adjustment” has the meaning set forth in Section 2.4.2.

“Pre-Closing Claims” is defined in Section 8.10.

“Privacy Laws” shall mean any applicable Law administered, enacted or enforced by a relevant Governmental Authority in any jurisdiction in which Bars Business conducts business relating to privacy, data protection, processing, or security of Personal Information.

“Purchase Price” is defined in Section 2.2.

“Release” means any depositing, spilling, leaking, pumping, pouring, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, disposing or other release into or through the environment of any Hazardous Substance, and any abandonment or discarding of barrels, containers or other closed receptacles containing any Hazardous Substance.

“Resolution Period” has the meaning set forth in Section 2.5.

“Retained Liabilities” is defined in Section 2.1.4.

“Review Period” has the meaning set forth in Section 2.5.

“Seller” is defined in the Recitals.

“Seller 401(k) Plan” means any defined contribution retirement plan that is intended to be qualified pursuant to Code Section 401(a) that is maintained by the Seller or an Affiliate in which Offered Employees participate.

“Seller Ancillary Agreements” means the Flow of Funds, the Bill of Sale, the Transition Services Agreement and the Real Purchase Property Agreement.

“Seller Fundamental Representations” means the representations and warranties in Section 3.1 [Organization and Good Standing; Authority and Enforceability], Section 3.2 (Noncontravention); the first sentence of Section 3.10.6 [Personal Property], Section 3.18 [Related Party Transactions], and Section 3.19 [Brokerage].

“Seller Indemnitees” is defined in Section 8.3.

“Seller Plan” means any Plan (whether written or oral) to which any Seller contributes or contributed to, is or was a party to, is or was bound by or could reasonably be expected to have Liability with respect to, and under which directors, managers, employees, independent contractors, consultants or other members of the workforce of Sellers are or have been eligible to participate or derive a benefit.

“Seller Products” is defined in Section 3.9.2.

“Shared Contract” has the meaning set forth in Section 7.1.5.

“Statement of Objections” has the meaning set forth in Section 2.5.

“Tax” or “Taxes” means any federal, state, local or foreign and other taxes, charges, fees, and levies including income, gross receipts, license, payroll, employment, FICA, withholding, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, unclaimed property or escheat, or other tax assessment or charge of any kind whatsoever and however denominated, imposed by any Taxing Authority, including any interest, penalty, or addition thereto or with respect to any Tax Return, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person by reason of Contract, assumption, transferee liability, operation of Law, Treasury Regulations § 1.1502-6 (or any predecessor or successor thereof or any analogous or similar provision under Law), or otherwise.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Taxing Authority with respect to Taxes.

“Taxing Authority” means any domestic or foreign national, state, provincial, multi-state or municipal or other local executive, legislative or judicial government, court, tribunal, official, board, subdivision, agency, commission or authority thereof, or any other governmental body exercising any regulatory or taxing authority thereunder having jurisdiction over the assessment, determination, collection or other imposition of any Tax.

“Third-Party Claim” is defined in Section 8.4.1(a).

“To Seller’s Knowledge” means: (a) the actual knowledge of Amit Philip, Chirag Vyas and Brian Riley; and (b) the knowledge that such individual would have after reasonable inquiry of (i) the books and records of Sellers, and (ii) such individual’s direct reports.

“Transactions” means the transactions contemplated by this Agreement, the Buyer Ancillary Agreements and the Seller Ancillary Agreements.

“Transfer Taxes” is defined in Section 7.6.2.

“Transition Services Agreement” means the Transition Services Agreement between Buyer and Sellers, dated as of the Closing Date.

ARTICLE 11

Construction; Miscellaneous Provisions

11.1 Notices. Any notice, requests, consents, claims, demands, waivers, and other communications to be given or delivered pursuant to this Agreement shall be ineffective unless given or delivered in writing, and shall be given or delivered in writing as follows:

(a)	If to Sellers, to:	TreeHouse Private Brands, Inc.
c/o TreeHouse Foods Inc.
2021 Spring Road, Suite 600
Oak Brook, Illinois 60523
Attention: Amit Philip and Chirag Vyas
E-mail:[* * *] ;
:[* * *]

	With a copy to:	TreeHouse Foods Inc.
2021 Spring Road, Suite 600
Oak Brook, Illinois 60523
Attention: Kristy Waterman, General Counsel
E-mail: :[* * *]

Calfee, Halter & Griswold LLP
1405 East Sixth Street
Cleveland, Ohio 44114
Attention: Brent M. Pietrafese
E-mail: :[* * *]

(b)	If to Buyer:	John B. Sanfilippo & Son, Inc.
1703 N. Randall Road
Elgin, Illinois 60123
Attention: Frank Pellegrino, Chief Financial Officer
E-mail: :[* * *]

	With a copy to:	John B. Sanfilippo & Son, Inc.
1703 N. Randall Road
Elgin, Illinois 60123
Attention: Gina Lakatos, General Counsel
E-mail: :[* * *]

Jenner & Block LLP
353 N. Clark St.
Chicago, Illinois 60654
Attention: Donald E. Batterson and Alexander May
E-mail: :[* * *] and :[* * *]

or in any case, to such other address for a Party as to which notice shall have been given to Buyer and Sellers in accordance with this Section 11.1. Notices so addressed shall be deemed to have been duly given (i) on the third (3rd) Business Day after the day of registration, if sent by registered or certified mail, postage prepaid, (ii) on the next Business Day following the documented acceptance thereof for next-day delivery by a national overnight air courier service, if so sent, or (iii) on the first Business Day after the date of transmission, if such notice or communication is sent via electronic mail and receipt is confirmed, at the email address (A) at or after 5:00 p.m., Eastern Time, on a Business Day or (B) on a day that is not a Business Day. Otherwise, notices shall be deemed to have been given when actually received at such address.

11.2 Disclaimer of Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3 (AS MODIFIED BY THE DISCLOSURE SCHEDULES), NO SELLER MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND EACH SELLER HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR WITH RESPECT TO ANY OTHER INFORMATION PROVIDED OR MADE AVAILABLE TO BUYER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY. BUYER WILL ACQUIRE THE ACQUIRED ASSETS WITHOUT ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION, AND ON A “WHERE IS” BASIS, EXCEPT AS OTHERWISE EXPRESSLY REPRESENTED OR WARRANTED IN ARTICLE 3 (AS MODIFIED BY THE DISCLOSURE SCHEDULES).

11.4 Entire Agreement. This Agreement, the Disclosure Schedules and the Exhibits hereto constitute the exclusive statement of the agreement among the Parties concerning the subject matter hereof, and supersede all other prior and contemporaneous understandings and agreements, oral or written, among or between any of the Parties concerning such subject matter. All negotiations among or between any of the Parties are superseded by this Agreement, the Disclosure Schedules and the Exhibits hereto, and there are no representations, warranties, promises, understandings or agreements, oral or written, in relation to the subject matter hereof among or between any of the Parties other than those expressly set forth or expressly incorporated herein. In the event of any inconsistency between the statements in the body of this Agreement and those in the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

11.5 Modification; Waiver. No amendment, modification, or waiver of this Agreement or any provision hereof, including the provisions of this sentence, shall be effective or enforceable as against a Party unless made in a written instrument that specifically references this Agreement and that is signed by the Party waiving compliance. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

11.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the choice-of-laws or conflicts-of-laws provisions thereof.

11.7 Jurisdiction and Venue; WAIVER OF JURY TRIAL. Each Party agrees that any claim relating to this Agreement shall be brought solely in the state and federal courts located in Cook County, Illinois, and all objections to personal jurisdiction and venue in any Action so commenced are hereby expressly waived by all Parties. The Parties waive personal service of any and all process on each of them and consent that all such service of process shall be made in the manner, to the Party and at the address set forth in Section 11.1, and service so made shall be complete as stated in such Section. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHTS IT MAY HAVE

TO DEMAND THAT ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR THE RELATIONSHIPS OF THE PARTIES BE TRIED BY JURY. THIS WAIVER EXTENDS TO ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY ARISING FROM ANY SOURCE, INCLUDING, BUT NOT LIMITED TO, THE CONSTITUTION OF THE UNITED STATES OR ANY STATE THEREIN, COMMON LAW OR ANY APPLICABLE STATUTES OR REGULATIONS. EACH PARTY ACKNOWLEDGES THAT IT IS KNOWINGLY AND VOLUNTARILY WAIVING ITS RIGHT TO DEMAND A TRIAL BY JURY.

11.8 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of each of the Parties and their respective successors and permitted assigns.

11.9 Headings. The Article and Section headings used in this Agreement are intended solely for convenience of reference, do not themselves form a part of this Agreement, and may not be given effect in the interpretation or construction of this Agreement.

11.10 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Whenever the context requires in this Agreement, the masculine gender includes the feminine or neuter, the feminine gender includes the masculine or neuter, the neuter gender includes the masculine or feminine, the singular number includes the plural, and the plural number includes the singular. In every place where it is used in this Agreement, the word “including” is intended and shall be construed to mean “including, without limitation.” The phrases “made available”, “provided to”, “delivered to” or similar phrases as used in this Agreement shall mean that the subject documents were provided to Buyer at least three (3) Business Days prior to the Closing Date.

11.11 Third Parties. Nothing in this Agreement, express or implied, is intended to or shall be construed to confer upon any Person, other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement and, except in respect of Article 8, as it relates to the Buyer Indemnitees and the Seller Indemnitees who are not otherwise Parties.

11.12 Time Periods. Any action required hereunder to be taken within a certain number of days shall, except as may otherwise be expressly provided herein, be taken within that number of calendar days; provided, however, that if the last day for taking such action falls on a Saturday, a Sunday, or a U.S. federal legal holiday, the period during which such action may be taken shall automatically be extended to the next Business Day.

11.13 Execution. This Agreement may be executed in any number of counterparts, and by the different Parties in separate counterparts, each of which when executed will be deemed an original, but all of which will be considered one and the same agreement, it being understood and agreed that delivery of a signed counterpart signature page to this Agreement by facsimile transmission, by electronic mail in portable document format (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will constitute valid and sufficient delivery thereof.

11.14 Confidential Nature of Information. For the avoidance of doubt, the Parties acknowledge and agree that the Confidentiality Agreement remains in full force and effect in accordance with its terms following the date hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Asset Purchase Agreement as of the date first written above.

BUYER:

JOHN B. SANFILIPPO & SON, INC.

By:	/s/ Frank S. Pellegrino
Name: Frank S. Pellegrino
Title	Chief Financial Officer, Executive Vice President Finance and Administration

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed and delivered this Asset Purchase Agreement as of the date first written above.

SELLERS:

TREEHOUSE PRIVATE BRANDS, INC.

By:	/s/ Kristy N. Waterman
Name: Kristy N. Waterman
Title: Executive Vice President and Secretary

TREEHOUSE FOODS, INC.

By:	/s/ Kristy N. Waterman
Name: Kristy N. Waterman
Title: Executive Vice President and Secretary

BAY VALLEY FOODS, LLC

By:	/s/ Kristy N. Waterman
Name: Kristy N. Waterman
Title: Executive Vice President and Secretary

[Signature Page to Asset Purchase Agreement]